Exhibit 99.16

LEADING THE WAY

SECOND QUARTER REPORT 2011

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010, INCLUDED:

Gross customer additions of 254,000, the second highest quarterly total in the history of Just Energy, up 81% from 140,000 in the second quarter of fiscal 2010.

Net customer additions of 92,000, up from 36,000 net additions in the second quarter of fiscal 2010.

Sales (seasonally adjusted) of $748.5 million, up 33% year over year.

Gross margin (seasonally adjusted) of $115.4 million, up 7% year over year (5% per unit).

General and administrative costs flat year over year despite a 38% increase in customers and the inclusion of Hudson Energy Services.

Distributable cash after gross margin replacement of $53.4 million ($0.39 per unit), up 2% year over year

(0% per unit).

Distributable cash after all marketing expenses of $45.8 million ($0.33 per unit), up 11% (8% per unit).

Adjusted EBITDA of $39.4 million, up 8% per unit from $36.6 million year over year.

Net loss of $154.5 million ($1.12 per unit), which includes the impact of the non-cash mark to market loss on future supply positions. Prior year net income was $110.7 million ($ 0.82 per unit) due to a favourablemark to market adjustment.

Continued strong JustGreen product sales, with 38% of new residential customers taking an average of 91% JustGreen supply.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     1

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Fellow Unitholders,

I am very pleased to review the results for the second quarter, which has been a strong quarter for Just Energy (the “Fund”). The key to our success for the quarter and the key driver of our future financial results has been our ability to expand our marketing across multiple sales channels. This was evidenced in solid customer additions in the residential market and a second consecutive quarter of strong additions through our Commercial Energy division.

Just Energy has always been a marketing-driven company. During the past three years, the key to our ability to meet our growth guidance has been our ability to grow customer margins and expand the market segments in which we can provide services to our customers. Facing a relatively saturated Canadian market, our strong U.S. additions resulted in minimal net customer growth. Since the acquisition of Hudson Energy and getting access to its commercial customer broker network, the Fund has experienced record levels of gross and net customer additions.

As evidenced in the chart, there has been a significant change in our quarterly marketing results since we entered into the commercial market. Total customer additions of 254,000 in the second quarter and 261,000 in the first quarter are far higher than the previous record of 140,000 added in the second quarter of fiscal 2010. Net customer additions of 116,000 and 92,000 for the first and second quarters, respectively, also far outstrip the 36,000 net additions in the second quarter of fiscal 2010. In fact, the net additions in the first two quarters of fiscal 2011 have exceeded our total annual customer net additions in both fiscal 2009 and fiscal 2010.

The first six months of marketing in fiscal 2011 has generated net additions equal to 9% of the Fund’s April 1, 2010 total customer count. With the Hudson Energy acquisition, the total growth increased to 38% since the beginning of the fiscal year. It is important to note that the majority of the new customers added only begin flowing in the third quarter of fiscal 2011.

Second quarter operating performance

Operating performance in the second quarter improved compared to the weather-impacted results in the first quarter, despite final settlements in the Ontario and Michigan markets. Gross margins and distributable cash were in line with our published expectations for the second quarter and, as noted above, this was without the benefit of new customers signed over the past six months who will not flow until the third or fourth quarter. While the second quarter results reflect the adverse effects of final reconciliation costs from the winter with record-warm temperatures on our gas book, gross margins were up 5% per unit and distributable cash after margin replacement was flat per unit and up 8% per unit after all marketing expense.

2    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

The tables below detail the operating results of the Fund for the three and six months ended September 30, 2010.

For the three months ended September 30

(millions of dollars, except per unit)

	Fiscal 2011	Per unit[2]	Fiscal 2010	Per unit[2]
Sales[1]	$748.5	$5.44	$562.1	$4.19
Gross margin[1]	115.4	0.84	107.5	0.80
Distributable cash
After margin replacement	53.4	0.39	52.3	0.39
After marketing expense	45.8	0.33	41.3	0.31
Adjusted EBITDA	39.4	0.29	36.6	0.27
Net income (loss)	(154.5)	(1.12)	110.7	0.82
Distributions	42.3	0.31	42.8	0.32

[1]	Seasonally adjusted.

[2]

The per unit amounts are calculated on an adjusted fully diluted basis for fiscal 2011, removing the impact of the JEEC and JEIF convertible debentures as both will be anti-dilutive by fiscal year-end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

For the six months ended September 30

(millions of dollars, except per unit)

	Fiscal 2011	Per unit[2]	Fiscal 2010	Per unit[2]
Sales[1]	$1,388.5	$10.10	$994.7	$8.04
Gross margin[1]	204.3	1.49	182.3	1.47
Distributable cash
After margin replacement	87.2	0.63	94.5	0.76
After marketing expense	70.2	0.51	77.4	0.63
Adjusted EBITDA	70.7	0.57	66.8	0.54
Net income	120.8	0.88	213.3	1.72
Distributions	84.6	0.62	77.9	0.63

[1]	Seasonally adjusted.

[2]

The per unit amounts are calculated on an adjusted fully diluted basis for fiscal 2011, removing the impact of the JEEC and JEIF convertible debentures as both will be anti-dilutive by fiscal year-end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

Realized margins per customer were weak in the quarter, particularly in the gas markets, which related to the final settlements for the warm winter. This resulted in a lag between customer growth and margin growth. Overall, our new customer margins remained strong, which bodes well for future results. Total embedded margin within our customer book was $1.5 billion, despite a 3% decline in the U.S. dollar.

Two additional bright spots in the quarter were bad debt and attrition. Just Energy bears the bad debt risk on 35% of its total revenue and its expense rate peaked at 3.5% in the depths of the recession last year. Since then, along with the slow recovery in the U.S. economy, losses have steadily declined and totalled 2.5% for the second quarter, which is in the middle of our 2% to 3% target range. Customer attrition, which had risen above our 30% target in our U.S. gas markets, has also steadily declined, reaching 27% for the trailing 12 months, with further reductions likely in the remaining quarters.

We worked hard to control our general and administrative costs. Despite a 38% increase in the number of customers and the integration of the Hudson management team, we held overhead costs flat at $25.5 million year over year. This was done through the final realization of synergies from the Universal acquisition completed in fiscal 2010 and tight controls on all other spending.

During the quarter, we committed to make expenditures toward a number of new geographic expansions, which we believe will contribute to higher distributable cash in the future. This will result in higher general and administrative costs in future quarters, but the ratio of these costs to total customers should continue to decline.

The growth of the Commercial Energy division had a number of impacts on operating results. First, margins per residential customer equivalents (“RCEs”) are lower with these customers but a single customer can equate to hundreds of RCEs. This means lower customer care costs per RCE and lower initial aggregation costs. It is our view that the overall customer value of a commercial customer is similar to a residential customer based on the lower cost of acquisition and ongoing service. Commercial customers are currently approximately 40% of Just Energy’s base, and we expect that percentage to increase over time. Second, commercial customers are subject to less weather volatility than residential customers, which may mean more predictable results from the natural gas book. Also, commercial customers do not ordinarily move, which could lead to lower overall attrition, making book balancing less complex.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     3

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

JustGreen

JustGreen energy sales remained strong in the second quarter. Take-up by our new residential customers was 38%, and these customers took an average of 91% of their consumption from green supply. Ontario electricity customers who chose a 100% green supply generated annual margins of $193/RCE versus $104/RCE for customers selecting brown supply, highlighting JustGreen’s importance. Currently, JustGreen customers make up 11% of the residential electricity portfolio and 3% of the residential gas portfolio.

National Home Services

National Home Services (“NHS”) provides Ontario residential customers long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes, which is in addition to the recently added offering of furnaces and air conditioners. NHS continues to ramp up its operations and, as at September 30, 2010, had a cumulative installed base of 99,700 water heaters in Ontario residences, up 80% from the year prior. NHS has also installed 1,000 furnaces and 300 air conditioners as at September 30, 2010.

NHS has a debt arrangement whereby it can finance 100% of the cost of all of its water heaters (fully installed). This debt is repaid by the first five years of the contractual 15-year rental payment from the customer. Once the Home Trust Company (“HTC”) financing is repaid, NHS will be a valuable, cash-generating asset for Just Energy.

Distributable cash

Distributable cash after margin replacement was flat year over year largely due to the final reconciliations of the unusually warm winter in our key gas markets this year. Electricity margins and cash flow tracked our customer growth. Distributable cash after all marketing was up 8% per unit for the quarter as lower aggregation costs for commercial customers resulted in lower marketing costs for our margin growth. Much of the benefit of our net customer growth in the first two quarters of fiscal 2011 will be seen in the distributable cash growth in the third quarter and beyond.

Adjusted EBITDA

Adjusted EBITDA was up 8% per unit at $39.4 million in fiscal 2011, up from $36.6 million from the same period last year. Our view is that Adjusted EBITDA will be the best measure of our operating performance as we move forward as a corporation (as opposed to an income trust) in calendar 2011.

Distributions

Distributions were $0.31 per unit, on par with those of the prior year. The payout ratio was 92% after marketing expense and 79% after margin replacement, both lower than fiscal 2010. In past years, the annual payout ratio on normal distributions has been below 100% and management’s expectation is that it will again be below 100% for fiscal 2011.

At the end of this calendar year, Just Energy will convert to a high yield growth company. We believe that the investments made in this quarter will contribute to that growth as well as supporting our high-dividend yield. The Hudson acquisition is off to an excellent start, and we are confident that Just Energy has built an even stronger and more diverse base for our business in the future.

This quarter has been among the most important in Just Energy’s history. Your Fund has proven once again that it is not just a reliable source of monthly income but also an investment that grows. This unique combination makes Just Energy a solid investment in challenging markets. I want to thank our team for their efforts and thank my fellow Unitholders for their continued support.

Yours sincerely,

Ken Hartwick

Chief Executive Officer

4    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) – NOVEMBER 8, 2010

Overview

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Income Fund (“Just Energy”, the “Fund” or “JEIF”) for the three and six months ended September 30, 2010, and has been prepared with all information available up to and including November 8, 2010. This analysis should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended September 30, 2010, as well as the audited consolidated financial statements and related MD&A for the year ended March 31, 2010, contained in the Fund’s 2010 Annual Report. The financial information contained herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on our corporate website at www.justenergy.com. Additional information can be found on SEDAR at www.sedar.com.

Just Energy is an open-ended, limited-purpose trust established under the laws of the Province of Ontario to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P. (“JE Ontario”), Just Energy Manitoba L.P. (“JE Manitoba”), Just Energy Quebec L.P. (“JE Quebec”), Just Energy (B.C.) Limited Partnership (“JE B.C.”), Just Energy Alberta L.P. (“JE Alberta”), Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp. (“JE Illinois”), Just Energy New York Corp. (“JENYC”), Just Energy Indiana Corp. (“JE Indiana”), Just Energy Texas L.P. (“JE Texas”), Just Energy Massachusetts Corp. (“JE Mass”), Just Energy Michigan Corp., (“JE Michigan”), Just Energy Exchange Corp. (“JEEC”), Universal Energy Corporation (“UEC”), Universal Gas and Electric Corporation (“UG&E”), Commerce Energy, Inc. (“Commerce” or “CEI”), National Energy Corp. (“NEC”) which operates under the trade name of National Home Services (“NHS”), Hudson Energy Services, LLC (“Hudson” or “HES”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”) and Terra Grain Fuels, Inc. (“TGF”), collectively, the “Just Energy Group”.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers. The Fund also offers green products through its JustGreen program. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits, which will allow customers to reduce or eliminate the carbon footprint of their home or business. Management believes that the JustGreen products will not only add to profits but also increase sales receptivity and improve renewal rates.

In addition, through NHS, the Fund sells and rents high efficiency and tankless water heaters and other heating, ventilating and air conditioning (“HVAC”) products. TGF, an ethanol producer, operates a wheat-based ethanol facility in Belle Plaine, Saskatchewan. Just Energy indirectly acquired Hudson, effective May 1, 2010, a marketer of natural gas and electricity that primarily sells to commercial customers.

Forward-looking information

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s Annual Information Form and other reports on file with Canadian security regulatory authorities, which can be accessed on our corporate website at www.justenergy.com or through the SEDAR website at www.sedar.com.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key terms

“Attrition” means customers whose contracts were terminated early or cancelled by Just Energy due to delinquent accounts.

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the gross margin realized on Just Energy’s customer base, including both low margin customers acquired through various acquisitions and gains/losses from the sale of excess commodity supply.

“JEEC convertible debentures” represents the $90 million in convertible debentures issued by Universal in October 2007. JEEC assumed the obligations of the debentures as part of the acquisition of Universal Energy Group Ltd. (“UEG”) on July 1, 2009. See “Long-term debt and financing” on page 31 for further details.

“JEIF convertible debentures” represents the $330 million in convertible debentures issued by the Fund to finance the purchase of Hudson, effective May 1, 2010. See “Long-term debt and financing” on page 31 for further details.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent or the “customer”, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

“Large commercial customer” means customers representing more than 15 RCEs.

Non-GAAP financial measures

All non-GAAP financial measures do not have standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Seasonally adjusted sales and seasonally adjusted gross margin

Management believes the best basis for analyzing both the Fund’s results and the amount available for distribution is to focus on amounts actually received (“seasonally adjusted”) because this figure provides the margin earned on all deliveries to the utilities. Seasonally adjusted sales and gross margin are not defined performance measures under Canadian GAAP. Seasonally adjusted analysis applies solely to the gas markets and specifically to Ontario, Quebec, Manitoba and Michigan.

No seasonal adjustment is required for electricity as the supply is balanced daily. In the other gas markets, payments for supply by the LDCs are aligned with customer consumption.

Cash Available for Distribution

“Distributable cash after marketing expense” refers to the net Cash Available for Distribution to Unitholders. Seasonally adjusted gross margin is the principal contributor to Cash Available for Distribution. Distributable cash is calculated by the Fund as seasonally adjusted gross margin, adjusted for cash items including general and administrative expenses, marketing expenses, bad debt expense, interest expense, corporate taxes, capital taxes and other items. This non-GAAP measure may not be comparable to other income funds.

“Distributable cash after gross margin replacement” represents the net Cash Available for Distribution to Unitholders as defined above. However, only the marketing expenses associated with maintaining the Fund’s gross margin at a stable level, equal to that in place at the beginning of the period, are deducted. Management believes that this is more representative of the ongoing operating performance of the Fund because it includes all expenditures necessary for the retention of existing customers and the addition of new margin to replace those customers that have not been renewed. This non-GAAP measure may not be comparable to other income funds.

For reconciliation to cash from operating activities please refer to the “Cash Available for Distribution and distributions” analysis on page 12.

EBITDA

“EBITDA” represents earnings before interest, taxes, depreciation and amortization. This is a non-GAAP measure which reflects the pre-tax profitability of the business.

6    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from Canadian GAAP requirements for derivative financial instruments on future supply positions. In addition, the Adjusted EBITDA calculation deducts marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. Management believes this is a useful measure of operating performance for investors.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under Canadian GAAP, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of the Fund and has therefore excluded it from the Adjusted EBITDA calculation.

Embedded gross margin

Embedded gross margin is a rolling five-year measure of management’s estimate of future contracted gross margin. It is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

Standardized Distributable Cash

“Standardized Distributable Cash” is a non-GAAP measure developed to provide a consistent and comparable measurement of distributable cash across entities. It is defined as cash flows from operating activities, as reported in accordance with GAAP, less an adjustment for total capital expenditures as reported in accordance with GAAP, and restrictions on distributions arising from compliance with financial covenants restrictive at the date of the calculation of Standardized Distributable Cash.

For reconciliation to cash from operating activities, please refer to the “Standardized Distributable Cash and Cash Available for Distribution” analysis on page 15.

Financial highlights

For the three months ended September 30

(thousands of dollars, except where indicated and per unit amounts)

	Fiscal 2011			Fiscal 2010

	$	Per unit[1]	Per unit change	$	Per unit[1]
Sales	657,878	$4.78	48%	434,659	$3.24
Net income (loss)[2]	(154,480)	$(1.12)	NMF [6]	110,690	$0.82
Adjusted EBITDA[3]	39,375	$0.29	8%	36,598	$0.27
Gross margin (seasonally adjusted)[4]	115,356	$0.84	5%	107,519	$0.80
Distributable cash
After gross margin replacement	53,442	$0.39	—	52,303	$0.39
After marketing expense	45,753	$0.33	8%	41,345	$0.31
Distributions	42,312	$0.31	(3)%	42,839	$0.32
General and administrative	25,511	$0.19	—	25,634	$0.19
Distributable cash payout ratio[5]
After gross margin replacement	79%			82%
After marketing expense	92%			104%

[1]

The per unit amounts are calculated using an adjusted fully diluted basis for fiscal 2011, removing the impact of the JEEC and JEIF convertible debentures as both will be anti-dilutive by fiscal year-end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

[2]

Net income (loss) includes the impact of unrealized gains (losses), which represent the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

[3]

Adjusted EBITDA is a more appropriate measure of the performance of the Fund since it excludes the unrealized mark to market gains and losses and deducts only marketing costs and capital spending to sustain existing operations. See above for more information.

[4]	See discussion of non-GAAP financial measures on page 6.

[5]	Management targets an annual payout ratio after all marketing expenses, excluding any Special Distribution, of less than 100%.

[6]	Not a meaningful number.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     7

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended September 30

(thousands of dollars, except where indicated and per unit amounts)

	Fiscal 2011			Fiscal 2010

	$	Per unit[1]	Per unit change	$	Per unit[1]
Sales	1,267,562	$9.22	37%	833,669	$6.74
Net income[2]	120,829	$0.88	(49)%	213,317	$1.72
Adjusted EBITDA[3]	70,657	$0.51	(6)%	66,780	$0.54
Gross margin (seasonally adjusted)[4]	204,289	$1.49	1%	182,288	$1.47
Distributable cash
After gross margin replacement	87,225	$0.63	(17)%	94,522	$0.76
After marketing expense	70,155	$0.51	(19)%	77,432	$0.63
Distributions	84,589	$0.62	(2)%	77,853	$0.63
General and administrative	54,783	$0.40	21%	41,251	$0.33
Distributable cash payout ratio[5]
After gross margin replacement	97%			82%
After marketing expense	121%			101%

[1]

The per unit amounts are calculated using an adjusted fully diluted basis for fiscal 2011, removing the impact of the JEEC and JEIF convertible debentures as both will be anti-dilutive by fiscal year-end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

[2]

Net income (loss) includes the impact of unrealized gains (losses), which represent the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

[3]

Adjusted EBITDA is a more appropriate measure of the performance of the Fund since it excludes the unrealized mark to market gains and losses and deducts only marketing costs and capital spending to sustain existing operations. See above for more information.

[4]	See discussion of non-GAAP financial measures on page 6.

[5]	Management targets an annual payout ratio after all marketing expenses, excluding any Special Distribution, of less than 100%.

Reconciliation of net income (loss) to Adjusted EBITDA

(thousands of dollars)

	For the	For the	For the	For the
	three months	three months	six months	six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	fiscal 2011	fiscal 2010	fiscal 2011	fiscal 2010

Net income (loss)	$(154,480)	$110,690	$120,829	$213,317
Add:
Interest	12,296	4,946	21,776	5,426
Tax expense (recovery)	(46,529)	25,786	(27,169)	36,089
Capital tax	26	48	159	128
Amortization	40,752	24,068	74,200	25,856

EBITDA	(147,935)	165,538	189,795	280,816
Add:
Change in fair value of derivative instruments	181,254	(138,515)	(133,122)	(226,395)
Marketing expenses to add gross margin	7,689	10,958	17,070	17,090
Less:
Maintenance capital expenditures	(1,633)	(1,383)	(3,086)	(4,731)

Adjusted EBITDA	$39,375	$36,598	$70,657	$66,780

8    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Acquisition of Hudson Energy Services, LLC

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all of the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson Energy Services, LLC, with an effective date of May 1, 2010.

The acquisition of Hudson was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

(thousands of dollars)

Net assets acquired:
Current assets (including cash of $ 24,003)	$88,696
Current liabilities	(107,817)
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Goodwill	33,574
Property, plant and equipment	2,559
Unbilled revenue	15,092
Notes receivable – long term	1,312
Security deposits – long term	3,544
Other assets – current	124
Other assets – long term	100
Other liabilities – current	(74,683)
Other liabilities – long term	(40,719)
$289,047
Consideration:

Purchase price	$287,790
Transaction costs	1,257
$289,047

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over 30 months and 35 months, respectively. Other intangible assets, excluding brand, are amortized over periods of three to five years. The brand value is considered to be indefinite and, therefore, not subject to amortization. The purchase price allocation is considered preliminary and, as a result, may be adjusted during the 12-month period following the acquisition. In the three months ended September 30, 2010, goodwill increased by $2.6 million due to additional transaction costs and a change in the working capital calculation which impacted the purchase price.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Acquisition of Universal Energy Group Ltd.

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group (“Universal”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement, the Universal shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of JEEC, a subsidiary of Just Energy, for each Universal common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share is exchangeable for a unit of the Fund on a one for one basis at any time at the option of the holder, and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution and/or Special Distribution paid by Just Energy on a unit of the Fund. JEEC also assumed all the covenants and obligations of Universal in respect of Universal’s outstanding JEEC convertible debentures. On conversion of the JEEC convertible debentures, holders will be entitled to receive 0.58 of an Exchangeable Share in lieu of each Universal common share that the holder was previously entitled to receive on conversion.

The acquisition of Universal was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

(thousands of dollars)

Net assets acquired:
Working capital (including cash of $ 10,319)	$63,614
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	77,494
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)
$249,898
Consideration:

Transaction costs	$9,952
Exchangeable Shares	239,946
$249,898

All contracts, customer relationships and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts, including customer relationships, acquired are amortized over periods ranging from 8 to 57 months. The water heater contracts and customer relationships are amortized over 174 months and the other intangible assets are amortized over six months. The non-controlling interest represents 33.3% ownership of TGF held by EllisDon Corporation. The purchase price for this acquisition is final and no longer subject to change.

Operations

Gas

In each of the markets that Just Energy operates, it is required to deliver gas to the LDCs for its customers throughout the year. Gas customers are charged a fixed price for the full term of their contract. Just Energy purchases gas supply in advance of marketing for residential customers and is generally concurrent with the execution of a contract for larger commercial customers. The LDC provides historical customer usage to enable Just Energy to purchase an approximation of estimated supply. Furthermore, in many markets, Just Energy mitigates exposure to customer usage by purchasing options that cover potential differences in customer consumption due to weather variations. The cost of this strategy is incorporated in the price to the customer. Our ability to mitigate weather effects is limited by utilities’ requirements to deliver fixed amounts of gas regardless of the weather. To the extent that balancing requirements are outside the options purchased, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. Excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. In the case of greater than expected gas consumption, Just Energy must purchase the short supply at the market price, which may reduce or increase the customer gross margin typically realized. Under some commercial contract terms, this balancing may be passed onto the customer.

10    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Ontario, Quebec, British Columbia and Michigan

In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, and in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Manitoba and Alberta

In Manitoba and Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and LDCs will be higher in the winter months.

New York, Illinois, Indiana, Ohio and California

In New York, Illinois, Indiana, Ohio and California, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California and Massachusetts

Just Energy offers a variety of price-protection products to its electricity customers. The product offerings include both fixed-price and variable-price long-term and short-term electricity contracts. Customers have the ability to choose an appropriate JustGreen program to supplement their electricity contracts, providing an effective method to offset their carbon footprint. In Ontario, New York and Texas, Just Energy provides customers with price-protection programs for the majority of their electricity requirements. The customers experience either a small balancing charge or credit on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to accurately predict future customer consumption and to help with long-term supply procurement decisions.

Cash flow from electricity operations is greatest during the second and fourth quarters (summer and winter), as electricity consumption is typically highest during these periods.

Consumer (Residential) Energy division

The sale of gas and electricity to customers of 15 RCEs and less is undertaken by the Consumer Energy division. The marketing of this division is primarily done door-to-door through more than 1,100 independent contractors and the recently formed Momentis network marketing operation. Approximately two-thirds of Just Energy’s customers and energy revenues are generated by the Consumer Energy division, which is focused on five-year fixed-price or price-protected offerings of both JustGreen and regular products. To the extent that certain markets are better served by shorter term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products.

Commercial Energy division

Customers with annual consumption over 15 RCEs are served by the Commercial Energy division. These sales are made through two main channels: inside commercial sales representatives, established by Just Energy in its recent expansion into this channel, and sales through the broker channel, using the commercial platform acquired with the Hudson purchase. Commercial customers make up about one-third of Just Energy’s customer base and energy sales. Products offered to commercial customers can range from standard fixed offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These can be either fixed or floating rate or a blend of the two and normally have terms of less than five years. Margin per RCE for this division is lower than residential margins, but customer aggregation cost and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have combined attrition and failed to renew rates, which are lower than those of residential customers.

Home Services division

NEC began operations in April 2008 and operates under the trade name of National Home Services (“NHS”). NHS commenced providing Ontario residential customers with a long-term water heater rental program in the summer of 2008, offering high efficiency conventional and power vented tanks and tankless water heaters. In the fourth quarter of fiscal 2010, NHS began offering the rental of air conditioners and furnaces to Ontario residents. See page 24 for additional information.

Ethanol division

Just Energy also owns a 66.7% interest in TGF, a 150-million-litre capacity wheat-based ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers dried grain (“DDG”). See page 25 for additional information on TGF.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     11

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Available for Distribution and distributions

For the three months ended September 30

(thousands of dollars, except per unit amounts)

	Fiscal 2011	Per unit	Fiscal 2010	Per unit
Reconciliation to statements of cash flow
Cash inflow from operations	$13,821		$24,708
Add:
Increase in non-cash working capital	31,863		16,098
Other	(372)		—
Tax impact on distributions to Class A preference shareholders	441		539

Cash Available for Distribution	$45,753		$41,345

Cash Available for Distribution
Gross margin per financial statements	$96,829	$0.70	$81,496	$0.61
Adjustments required to reflect net cash receipts from gas sales	18,527		26,023

Seasonally adjusted gross margin	$115,356	$0.84	$107,519	$0.80

Less:
General and administrative	(25,511)		(25,634)
Capital tax expense	(26)		(48)
Bad debt expense	(6,694)		(3,856)
Income tax recovery (expense)	3,175		(6,106)
Interest expense	(12,296)		(4,946)
Other items	4,516		1,523

	(36,836)		(39,067)

Distributable cash before marketing expenses	78,520	$0.57	68,452	$0.51
Marketing expenses to maintain gross margin	(25,078)		(16,149)

Distributable cash after gross margin replacement	53,442	$0.39	52,303	$0.39
Marketing expenses to add new gross margin	(7,689)		(10,958)

Cash Available for Distribution	$45,753	$0.33	$41,345	$0.31

Distributions
Unitholder distributions	$39,807		$40,760
Class A preference share distributions	1,632		1,632
Unit appreciation rights and deferred unit grants distributions	873		447

Total distributions	$42,312	$0.31	$42,839	$0.32

Adjusted fully diluted average number of units outstanding[1]		137.7m		134.3m

[1]

The per unit amounts are calculated on an adjusted fully diluted basis for fiscal 2011, removing the impact of the JEEC and JEIF convertible debentures as both will be anti-dilutive by fiscal year-end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

12    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Available for Distribution and distributions

For the six months ended September 30

(thousands of dollars, except per unit amounts)

	Fiscal 2011	Per unit	Fiscal 2010	Per unit
Reconciliation to statements of cash flow
Cash inflow from operations	$39,548		$62,503
Add:
Increase in non-cash working capital	28,215		13,852
Other	1,413		—
Tax impact on distributions to Class A preference shareholders	979		1,077

Cash Available for Distribution	$70,155		$77,432

Cash Available for Distribution
Gross margin per financial statements	$177,326	$1.29	$147,571	$1.19
Adjustments required to reflect net cash receipts from gas sales	26,963		34,717

Seasonally adjusted gross margin	$204,289	$1.49	$182,288	$1.47

Less:
General and administrative	(54,783)		(41,251)
Capital tax expense	(159)		(128)
Bad debt expense	(12,443)		(7,685)
Income tax recovery (expense)	4,177		(6,066)
Interest expense	(21,776)		(5,426)
Other items	11,287		2,192

	(73,697)		(58,364)

Distributable cash before marketing expenses	130,592	$0.95	123,924	$1.00
Marketing expenses to maintain gross margin	(43,367)		(29,402)

Distributable cash after gross margin replacement	87,225	$0.63	94,522	$0.76
Marketing expenses to add new gross margin	(17,070)		(17,090)

Cash Available for Distribution	$70,155	$0.51	$77,432	$0.63

Distributions
Unitholder distributions	$79,451		$73,695
Class A preference share distributions	3,263		3,263
Unit appreciation rights and deferred unit grants distributions	1,875		895

Total distributions	$84,589	$0.62	$77,853	$0.63

Adjusted fully diluted average number of units outstanding[1]		137.5m		123.7m

[1]

The per unit amounts are calculated on an adjusted fully diluted basis for fiscal 2011, removing the impact of the JEEC and JEIF convertible debentures as both will be anti-dilutive by fiscal year-end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Distributable cash

The second quarter of fiscal 2011 showed a continuation of the rapid expansion for Just Energy that was also seen in the first quarter. This expansion took place through the acquisition of Hudson in the first quarter, which diversified Just Energy’s product line to include specialized offerings for large commercial customers and the subsequent expansion of the commercial broker network to seven states and two new provinces; the launch of the Momentis network marketing division in Ontario, New York and Illinois; new residential launches in Massachusetts (May); and two new utility territories in New York (September). In addition, NHS committed expenditures to facilitate its expansion into the Union Gas territory in Ontario and its rollout of furnace and air conditioner offerings.

The second quarter showed a continued positive impact from the commercial expansion. Customer additions were 254,000, the second highest quarterly total in the Fund’s history, up 81% from the 140,000 added in the second quarter of fiscal 2010. Net additions were 92,000, up from 36,000 a year earlier. The result of this growth and the acquisition of Hudson was a 39% increase in customers, year over year. Sales increased 33% but the increase in margin was 7%, reflecting final balancing costs of the recent warm winter, a lower U.S. dollar exchange rate and relatively lower margins on commercial customers added, which were combined with the variable timing of new customers added in the last two quarters.

Distributable cash after gross margin replacement for the current quarter ended September 30, 2010, was $53.4 million ($0.39 per unit), up from $52.3 million ($0.39 per unit) in fiscal 2010. The higher gross margin and current tax recovery in the current period were offset by increased interest charges and higher bad debt expense. Interest costs relate primarily to the JEEC and JEIF convertible debentures from the Hudson and Universal acquisitions, funding for water heater purchases, and debt associated with TGF. Bad debt expense increased by 74% in the second quarter of fiscal 2011 compared to 2010, due to the 151% increase in sales in those markets where the Fund bears the credit risk and the continued weak economic conditions in the U.S. markets. Overall, bad debt percentage of relevant sales was 2.5%, within the target range of 2% to 3%, for the second quarter (down from 2.8% in the prior quarter).

Just Energy spent $25.1 million in marketing expenses for the quarter to maintain its current level of gross margin, which represents 77% of the total marketing expense, excluding the amortization of contract initiation costs. A further $7.7 million was spent to increase future gross margin resulting in 92,000 net RCE additions for the quarter. General and administrative costs were flat year over year with realization of merger synergies offsetting the higher costs associated with the larger customer base.

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)
	As at	As at	Sept. 2010 vs.	As at	Sept. 2010 vs.
	Sept. 30,	June 30,	June 2010	Sept. 30,	Sept. 2009
	2010	2010	variance	2009	variance

Canada (CAD $)	$708.8	$757.5	(6)%	$816.6	(13)%
United States (US$)	778.8	698.5	11	370.5	110
Total (CAD$)	1,510.9	1,501.1	1	1,213.8	24

Management’s estimate of the future contracted gross margin increased slightly to $1,510.9 million from $1,501.1 million at the end of the first quarter of fiscal 2011. There was a net increase in margins from the increased customer base, but this was offset by the 3.3% decline in U.S. exchange rates during the quarter. The margin on commercial customers signed during the quarter was lower than that on new residential customers signed and on customers lost to attrition and failure to renew. However, these customers offer the added benefit of being subject to less weather-related volatility and lower ongoing service costs due to the higher average size of the customer.

Distributable cash after all marketing expenses was $45.8 million ($0.33 per unit) for the second quarter of fiscal 2011, an increase of 11% from $41.3 million ($0.31 per unit) in the prior comparable quarter. The increase is due to the 7% increase in gross margin and lower marketing costs to add new gross margin. Although the number of net customers added was 92,000, versus 36,000 a year earlier, the blend of commercial versus consumer margins resulted in a smaller increase in embedded gross margin for the quarter. The payout ratio after deduction of all marketing expenses for the current quarter was 92% versus 104% in fiscal 2010.

Distributable cash after gross margin replacement for the six months ended September 30, 2010, was $87.2 million ($0.63 per unit), a decrease of 17% per unit from $94.5 million ($0.76 per unit) in the prior comparable period. Distributable cash after marketing expenses was $70.2 million ($0.51 per unit) for the first six months of fiscal 2011, a decrease of 9% from $77.4 million ($0.63 per unit) for the same period last year. The main factor in the lower distributable cash was the adverse impact of the record warm winter temperatures on gas consumption and lower associated profit recognized largely in the first quarter. The payout ratio after all marketing expenses for the six-month period of fiscal 2011 was 121% versus 101% for the six months ended September 30, 2009. Management anticipates that the payout ratio for fiscal 2011 will be less than 100% (excluding any Special Distributions for tax purposes), as it has been in past years.

For further information on the changes in the gross margin, please refer to “Sales and gross margin – Seasonally adjusted” on page 19 and “General and administrative expenses”, “Marketing expenses”, “Bad debt expense” and “Interest expense”, which are further clarified on pages 26 to 28.

14    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Discussion of distributions

(thousands of dollars)

	For the	For the	For the	For the
	three months	three months	six months	six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	fiscal 2011	fiscal 2010	fiscal 2011	fiscal 2010
Cash flow from operations[1] (A)	$13,821	$24,708	$39,548	$62,503
Net income (loss) (B)	(154,480)	110,690	120,829	213,317
Total distributions (C)	42,312	42,839	84,589	77,853
Shortfall of cash flows from operating activities over distributions paid (A–C)	(28,491)	(18,131)	(45,041)	(15,350)
Excess (deficiency) of net income (loss) over distributions paid (B–C)	(196,792)	67,851	36,240	135,464

[1]	Includes non-cash working capital balances.

Net income (loss) includes non-cash gains and losses associated with the changes in the current market value of Just Energy’s derivative instruments. These instruments form part of the Fund’s requirement to purchase commodity according to estimated demand and, as such, changes in value do not impact the distribution policy or the long-term financial performance of the Fund. The change in fair value associated with these derivatives, included in the net income (loss) for the three and six months ended September 30, 2010, was a loss of $181.3 million and a gain of $133.1 million, respectively.

The Fund has, in the past, paid out distributions that were higher than both financial statement net income and operating cash flow. In the view of management, the non-GAAP measure, distributable cash, is an appropriate measure of the Fund’s ability to distribute funds, as the cost of carrying incremental working capital necessary for the growth of the business has been deducted in the distributable cash calculation. Furthermore, investment in the addition of new customers intended to increase cash flow is expensed in the financial statements while the original customer base was capitalized. Management believes that the current level of distributions is sustainable in the foreseeable future.

The timing differences between distributions and cash flow from operations created by the cost of carrying incremental working capital due to business seasonality and expansion are funded by the operating credit facility.

Standardized Distributable Cash and Cash Available for Distribution

(thousands of dollars, except per unit amounts)

	For the	For the	For the	For the
	three months	three months	six months	six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	fiscal 2011	fiscal 2010	fiscal 2011	fiscal 2010
Reconciliation to statements of cash flow
Cash inflow from operations	$13,821	$24,708	$39,548	$62,503
Capital expenditures[1]	(10,785)	(12,477)	(20,392)	(19,883)

Standardized Distributable Cash	3,036	12,231	19,156	42,620

Adjustments to Standardized Distributable Cash
Change in non-cash working capital[2]	31,863	16,098	28,215	13,852
Tax impact on distributions to Class A preference shareholders[3]	441	539	979	1,077
Other	(372)	—	1,413	—
Capital expenditures[1]	10,785	12,477	20,392	19,883

Cash Available for Distribution	$45,753	$41,345	$70,155	$77,432

Standardized Distributable Cash – per unit basic	0.01	0.09	0.13	0.35
Standardized Distributable Cash – per unit diluted	0.01	0.09	0.12	0.35
Payout ratio based on Standardized Distributable Cash	NMF [4]	350%	469%	183%

[1]

The vast majority of capital expenditures in the first six months of fiscal 2011 and 2010 related to the purchase of water heaters for subsequent rental. These expenditures expand the productive capacity of the business. Effective January 2010, water heater capital purchases are being funded through separate financing secured by the water heaters and associated contracts. All other capital expenditures were funded by the credit facility.

[2]

Change in non-cash working capital is excluded from the calculation of Cash Available for Distribution as the Fund has a $250.0 million credit facility, which is available for use to fund working capital requirements. This eliminates the potential impact of timing distortions relating to the respective items.

[3]

This amount includes payments to the holder of Class A preference shares and is equivalent to distributions. The number of Class A preference shares outstanding is included in the denominator of any per unit calculation.

[4]	Not a meaningful number.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     15

MANAGEMENT’S DISCUSSION AND ANALYSIS

In accordance with the Canadian Institute of Chartered Accountants (“CICA”) July 2007 interpretive release, Standardized Distributable Cash in Income Trusts and other Flow-Through Entities, the Fund has presented the distributable cash calculation to conform to this guidance. In summary, for the purposes of the Fund, Standardized Distributable Cash is defined as the periodic cash flows from operating activities, including the effects of changes in non-cash working capital less total capital expenditures as reported in the GAAP financial statements.

Financing strategy

The Fund’s $250.0 million credit facility will be sufficient to meet the Fund’s short-term working capital and capital expenditure requirements. Working capital requirements can vary widely due to seasonal fluctuations and planned U.S.-related growth. In the long term, the Fund may be required to increase the level of the working capital facility to support experienced growth or to access the equity or debt markets in order to fund significant acquisitions. NEC entered into an agreement in January 2010 with Home Trust Company to separately finance its water heaters. See page 24 for further discussion on this financing. TGF has a separate credit facility, debenture and a term loan for its funding requirements, which are detailed on page 31.

Productive capacity

Just Energy’s primary business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term, fixed-price, price-protected, variable rate and green energy contracts. In addition, through NHS, the Fund sells and rents high efficiency and tankless water heaters and HVAC products. TGF, an ethanol producer, operates an ethanol facility in Belle Plaine, Saskatchewan. The Fund’s productive capacity is primarily determined by the gross margin earned from the contract price and the related supply cost on energy contracts. Also included is the gross margin earned on water heater rentals and ethanol sales after deducting production-related costs.

The maintenance of productive capacity of Just Energy is achieved through the retention of existing customers and the addition of new customers to replace those that have not been renewed. The productive capacity is maintained and grows through independent contractors and Hudson broker channels, call centre renewal efforts, Internet marketing and various mail campaigns. The Fund entered into an agreement with its wholly owned subsidiary, Momentis, a network marketing entity, under which its independent representatives will market natural gas and electricity contracts on behalf of Just Energy. Management believes that this arrangement will further expand the productive capacity of the energy business.

Effectively, all of the residential marketing costs related to energy customer contracts are expensed immediately but fall into two categories: The first represents marketing expenses to maintain gross margin at pre-existing levels and, by definition, maintain productive capacity. The second category is marketing expenditures to add new margin which, therefore, expands productive capacity. Commercial marketing expenses are paid in one of two ways: The commission is either paid throughout the contract period as residuals to the broker who signed the customer for as long as the contract flows, or alternatively, it is all paid upfront. The portion of the commercial marketing expenses which are paid upfront to brokers are capitalized and amortized over the remaining life of the customer contract.

The vast majority of capital expenditures incurred by Just Energy relate to the purchase of water heaters, which are subsequently rented on a long-term basis under customer contracts. These capital expenditures are funded by non-recourse borrowings which have as security the water heaters and the rental contracts. As such, these capital expenditures increase the productive capacity of the Fund.

16    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of quarterly results

(thousands of dollars, except per unit amounts)

	Q2 fiscal 2011	Q1 fiscal 2011	Q4 fiscal 2010	Q3 fiscal 2010
Sales (seasonally adjusted)	$748,480	$639,997	$694,788	$654,686
Gross margin (seasonally adjusted)	115,356	88,933	121,872	121,722
General and administrative expense	25,511	29,272	22,405	24,767
Net income (loss)	(154,480)	275,309	(79,211)	97,390
Net income (loss) per unit – basic	(1.15)	2.05	(0.59)	0.73
Net income (loss) per unit – diluted	(1.15)	1.85	(0.59)	0.73
Adjusted EBITDA	39,375	31,282	108,961	60,563
Amount available for distribution
After gross margin replacement	53,442	33,783	66,023	69,455
After marketing expense	45,753	24,402	58,359	61,242
Payout ratio
After gross margin replacement	79%	125%	63%	98%[1]
After marketing expense	92%	173%	71%	111%[1]

	Q2 fiscal 2010	Q1 fiscal 2010	Q4 fiscal 2009	Q3 fiscal 2009
Sales (seasonally adjusted)	$562,133	$432,565	$589,948	$510,801
Gross margin (seasonally adjusted)	107,519	74,769	106,143	87,554
General and administrative expense	25,634	15,617	18,150	14,753
Net income (loss)	110,690	102,627	(168,621)	(49,094)
Net income (loss) per unit – basic	0.83	0.92	(1.57)	(0.44)
Net income (loss) per unit – diluted	0.82	0.91	(1.57)	(0.44)
Adjusted EBITDA	36,598	30,182	104,614	60,822
Amount available for distribution
After gross margin replacement	52,303	42,219	72,244	57,475
After marketing expense	41,345	36,087	62,515	48,162
Payout ratio
After gross margin replacement	82%	83%	48%	93%[1]
After marketing expense	104%	97%	56%	111%[1]

[1]	Includes a one-time Special Distribution of $26.7 million in the third quarter of fiscal 2010 and $18.6 million in the third quarter of fiscal 2009.

The Fund’s results reflect seasonality, as consumption is greatest during the third and fourth quarters (winter quarters). While year over year quarterly comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher distributable cash with a lower payout ratio in the third and fourth quarters, and lower distributable cash with a higher payout ratio in the first and second quarters, excluding any Special Distributions.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Analysis of the second quarter

The 33% increase in seasonally adjusted sales compared to the prior comparable quarter is mainly attributable to the sales generated by Hudson customers, which were acquired on May 1, 2010. Strong net growth in customers added in the fourth quarter of fiscal 2010 and first quarter of fiscal 2011 through marketing, primarily in the U.S., has also increased sales. The sales impact of the net customer additions in the second quarter will be reflected in future periods as these customers begin to flow with Just Energy. The customer base has increased by 39% from September 30, 2009.

Seasonally adjusted gross margin increased by 7% in the second quarter of fiscal 2011 to $115.4 million, up from $107.5 million in the same period last year. The margin increase was less than the increase in sales due to final reconciliations for the recent warm winter, a lower U.S. dollar exchange rate, and lower relative margins on commercial customers who make up the majority of the incremental customers year over year. General and administrative costs were $25.5 million for the quarter, unchanged from the same period last year.

The distributable cash after customer gross margin replacement was $53.4 million, up 2% from $52.3 million in the prior comparable quarter. The increased gross margin was offset by increased interest charges and bad debt expenses versus the prior year comparable quarter.

After the deduction of all marketing expenses, distributable cash totalled $45.8 million, an increase of 11% from $41.3 million in the second quarter of fiscal 2010. Distributions for the quarter were $42.3 million, reflecting the same annual rate of $1.24, unchanged from a year ago. The payout ratio after payment of all marketing costs for the second quarter of fiscal 2011 was 92% versus 104% for the same period last year. Management anticipates that the payout ratio for fiscal 2011 will be less than 100%, as it has been in past years.

Gas and electricity marketing

Sales and gross margin — Per financial statements

For the three months ended September 30

(thousands of dollars)

	Fiscal 2011			Fiscal 2010

	Canada	United States	Total	Canada	United States	Total
Sales
Gas	$77,614	$55,927	$133,541	$91,636	$37,724	$129,360
Electricity	165,578	322,075	487,653	174,457	111,919	286,376

	$243,192	$378,002	$621,194	$266,093	$149,643	$415,736

Increase (decrease)	(9)%	153%	49%

Gross margin
Gas	$2,936	$(461)	$2,475	$6,496	$8,795	$15,291
Electricity	27,805	57,901	85,706	31,741	30,283	62,024

	$30,741	$57,440	$88,181	$38,237	$39,078	$77,315

Increase (decrease)	(20)%	47%	14%

For the six months ended September 30
(thousands of dollars)
	Fiscal 2011			Fiscal 2010

	Canada	United States	Total	Canada	United States	Total
Sales
Gas	$207,329	$128,975	$336,304	$241,333	$88,158	$329,491
Electricity	326,208	546,989	873,197	297,948	187,307	485,255

	$533,537	$675,964	$1,209,501	$539,281	$275,465	$814,746

Increase (decrease)	(1)%	145%	48%

Gross margin
Gas	$15,067	$4,823	$19,890	$29,210	$19,489	$48,699
Electricity	53,801	94,671	148,472	51,380	43,311	94,691

	$68,868	$99,494	$168,362	$80,590	$62,800	$143,390

Increase (decrease)	(15)%	58%	17%

18    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canada

Sales and gross margin for the three months ended September 30, 2010, were $243.2 million and $30.7 million, respectively, a decrease of 9% and 20%, respectively, from the prior comparable period. Total sales and gross margin for the six-month period of fiscal 2011 were $533.5 million and $68.9 million, respectively.

United States

Sales and gross margin in the U.S. were $378.0 million and $57.4 million, respectively, for the second quarter of 2011, an increase of 153% and 47%, respectively, from the same period last year. Total sales and gross margin for the six months ended September 30, 2010, were $676.0 million and $99.5 million, respectively.

Sales and gross margin — Seasonally adjusted1

For the three months ended September 30

(thousands of dollars)

	Fiscal 2011			Fiscal 2010

	Canada	United States	Total	Canada	United States	Total
Sales
Gas	$77,614	$55,927	$133,541	$91,636	$37,724	$129,360
Adjustments[1]	71,889	18,713	90,602	103,686	23,788	127,474

	149,503	74,640	224,143	195,322	61,512	256,834
Electricity	165,578	322,075	487,653	174,457	111,919	286,376

	$315,081	$396,715	$711,796	$369,779	$173,431	$543,210

Increase (decrease)	(15)%	129%	31%

Gross margin
Gas	$2,936	$(461)	$2,475	$6,496	$8,795	$15,291
Adjustments[1]	15,456	3,071	18,527	23,760	2,263	26,023

	18,392	2,610	21,002	30,256	11,058	41,314
Electricity	27,805	57,901	85,706	31,741	30,283	62,024

	$46,197	$60,511	$106,708	$61,997	$41,341	$103,338

Increase (decrease)	(25)%	46%	3%

For the six months ended September 30
(thousands of dollars)
	Fiscal 2011			Fiscal 2010

	Canada	United States	Total	Canada	United States	Total
Sales
Gas	$207,329	$128,975	$336,304	$241,333	$88,158	$329,491
Adjustments[1]	102,593	18,322	120,915	137,241	23,788	161,029

	309,922	147,297	457,219	378,574	111,946	490,520
Electricity	326,208	546,989	873,197	297,948	187,307	485,255

	$636,130	$694,286	$1,330,416	$676,522	$299,253	$975,775

Increase (decrease)	(6)%	132%	36%

Gross margin
Gas	$15,067	$4,823	$19,890	$29,210	$19,489	$48,699
Adjustments[1]	23,540	3,423	26,963	32,454	2,263	34,717

	38,607	8,246	46,853	61,664	21,752	83,416
Electricity	53,801	94,671	148,472	51,380	43,311	94,691

	$92,408	$102,917	$195,325	$113,044	$65,063	$178,107

Increase (decrease)	(18)%	58%	10%

[1]	For Ontario, Manitoba, Quebec and Michigan gas markets.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     19

MANAGEMENT’S DISCUSSION AND ANALYSIS

On a seasonally adjusted basis, sales increased by 31% in the second quarter of fiscal 2011 to $711.8 million as compared to $543.2 million in fiscal 2010. Gross margins were $106.7 million for the three months ended September 30, 2010, up 3% from the prior comparable quarter. The lower increase in margin versus sales is a result of lower margins on commercial customers, which generated the majority of the increase in sales over the period.

Total sales and gross margin for the first six months of fiscal 2011 were $1,330.4 million and $195.3 million, respectively, versus $975.8 million and $178.1 million for the same period last year.

Canada

Seasonally adjusted sales were $315.1 million for the quarter, down 15% from $369.8 million in fiscal 2010. Seasonally adjusted gross margins were $46.2 million in the second quarter of fiscal 2011, a decrease of 25% from $62.0 million in the same period last year. For the six months ended September 30, 2010, seasonally adjusted sales and gross margin were $636.1 million and $92.4 million, respectively, down 6% and 18%, respectively, from the prior comparable period.

Gas

Canadian gas sales were $149.5 million, a decrease of 23% from $195.3 million in the second quarter of fiscal 2010. In the second quarter of fiscal 2011, total customer delivered volumes were down 20% from the prior comparable quarter due to warm temperatures across all key gas markets and a 13% decrease in flowing customers. Gross margin totalled $18.4 million, down 39% from the second quarter of fiscal 2010, reflecting lower consumption and $10.7 million in losses on the sale of excess gas resulting from milder temperatures last winter at much lower spot prices than had been originally contracted.

For the six months ended September 30, 2010, sales and gross margins were $309.9 million and $38.6 million, respectively, a decrease of 18% and 37%, respectively, over the same period last year.

After allowance for balancing and inclusive of acquisitions, realized average gross margin per customer (“GM/RCE”) for the three months ended September 30, 2010, amounted to $128/RCE compared to $175/RCE for the prior comparable quarter. This was due to the lower consumption and losses on the sale of excess gas. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

Electricity

Electricity sales were $165.6 million for the quarter, a decrease of 5% from the second quarter of fiscal 2010 due to a 5% decline in flowing customers. Gross margin decreased by 12% for the current quarter to $27.8 million versus $31.7 million for the prior comparable period. This decrease is a result of the 5% decline in customers and total reduced consumption of 11% in Alberta (where customers and supply are load following) due to a much warmer air conditioning season in fiscal 2010 versus fiscal 2011.

During the quarter, there were a number of Ontario electricity customers that were contacted for early renewal of their contract under a “blend and extend” offer. These customers were offered a lower rate versus their current price, but the term of their contract was extended out to five more years. By doing so, approximately $1.8 million was lost in margin for the current quarter but approximately $9.5 million was locked in as future margins.

For the six months ended September 30, 2010, sales and gross margins were $326.2 million and $53.8 million, respectively, an increase of 9% and 5%, respectively, over the same period last year.

Realized average gross margin per customer after all balancing and including acquisitions for the quarter ended September 30, 2010, in Canada amounted to $143/RCE, a decrease from $164/RCE in the prior year comparable quarter due to the lower per customer consumption in Alberta. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States

Sales for the second quarter of fiscal 2011 were $396.7 million, an increase of 129% from $173.4 million in the prior comparable quarter. Seasonally adjusted gross margin was $60.5 million, up 46% from $41.3 million from the same quarter last year.

Gas

For the second quarter of fiscal 2011, gas sales and gross margin in the U.S. totalled $74.6 million and $2.6 million, respectively, versus $61.5 million and $11.1 million in fiscal 2010. The sales increase of 21% was due to a 48% increase in customers largely through successful marketing but also through the acquisition of Hudson. Sales growth was less than customer growth due to warmer weather, a lower U.S. dollar exchange rate and lower selling prices.

Gross margin declined quarter over quarter by 76% as opposed to the 21% increase in sales primarily due to final reconciliations against the prior warm winter. In Michigan, one-time reconciliations with the utility and associated sales of surplus gas (which must be completed in the summer) resulted in a loss of $7.4 million in margin.

Sales and gross margin for the six months ended September 30, 2010, totalled $147.3 million and $8.2 million, respectively.

20    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized gross margin after all balancing costs for the three months ended September 30, 2010, was $33/RCE, a decrease of 88% over the prior year comparable period of $267/RCE. This is due to sharply lower per customer consumption, utility reconciliations, losses on sale of excess gas and the inclusion of lower margin commercial customers acquired with Hudson. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois and California.

Electricity

U.S. electricity seasonally adjusted sales and gross margin for the quarter were $322.1 million and $57.9 million, respectively, versus $111.9 million and $30.3 million, respectively, in the prior comparable quarter of fiscal 2010. Sales were up 192% due to an increase in flowing customers year over year attributable to the Hudson acquisition and strong marketing growth. Sales were up more than gross margin due to higher selling prices, offsetting the decline in the U.S. dollar exchange rate. Total customer demand increased by 252%, which is consistent with the growth in the customer base. Margins were up 91% year over year. The majority of customers added over the period were commercial customers with lower per customer margins than the largely residential book in place a year prior.

For the six months ended September 30, 2010, the sales and gross margins were $547.0 million and $94.7 million, respectively.

Average gross margin per customer for electricity during the current quarter decreased to $156/RCE, compared to $282/RCE in the prior year comparable period, as a direct result of a lower U.S. dollar exchange rate and lower margins per RCE for commercial customers added. The GM/RCE value for Texas, Pennsylvania and California includes an appropriate allowance for the bad debt expense.

Customer aggregation

Long-term customers

	July 1,			Failed	Sept. 30,	% increase
	2010	Additions	Attrition	to renew	2010	(decrease)
Natural gas
Canada	709,000	15,000	(22,000)	(13,000)	689,000	(3)%
United States	564,000	40,000	(31,000)	(4,000)	569,000	1%

Total gas	1,273,000	55,000	(53,000)	(17,000)	1,258,000	(1)%

Electricity
Canada	757,000	25,000	(22,000)	(15,000)	745,000	(2)%
United States	1,039,000	174,000	(49,000)	(6,000)	1,158,000	11%

Total electricity	1,796,000	199,000	(71,000)	(21,000)	1,903,000	6%

Combined	3,069,000	254,000	(124,000)	(38,000)	3,161,000	3%

Gross customer additions for the quarter were 254,000, the second largest total in Just Energy’s history. This was due to very strong additions in both the Consumer Energy division and the Commercial Energy division. Of the total, 133,000 were commercial customers, showing the continued positive impact of both the newly established broker channel and Just Energy’s internal efforts to expand its share of the commercial market. Net customer additions through marketing for the quarter were 92,000. For the same quarter last year, there were 36,000 net customer additions through marketing. Overall, there has been a 3% increase in total customers since the first quarter and a 39% increase over the past 12 months.

For the three-month period ended September 30, 2010, total gas customer numbers decreased by 1%, reflecting a difficult Canadian price environment with a large disparity between utility spot prices and the five-year prices. This continues to impact new customer additions and renewals.

Total electricity customers were up 6% in the three months ended September 30, 2010, with strong growth in our U.S. markets, slightly offset by a small decline in total customers in our Canadian markets.

As at September 30, 2010, there are an additional 68,000 RCEs categorized as variable and short term in nature and, accordingly, have not been included in the long-term customer aggregation reported above. The majority of these short-term customers were acquired as part of the Hudson acquisition in the previous quarter.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     21

MANAGEMENT’S DISCUSSION AND ANALYSIS

JustGreen

Sales of the JustGreen products remain strong but were tempered somewhat by their relatively high cost during a period of economic slowdown. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. A review was conducted by Grant Thornton LLP of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases report for the period from January 1, 2009 through December 31, 2009, validating the match of the Fund’s renewable energy and carbon offset purchases against customer contracts.

The Fund currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Michigan, New York, Ohio and Illinois and JustGreen electricity in Ontario, Alberta, New York and Texas. JustGreen sales will expand into the remaining markets over the coming quarters. Of all consumer customers who contracted with Just Energy in the quarter, 38% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 91% of their consumption as green supply, which compared to 48% take-up, for an average of 89% of consumption in the first quarter.

As of the quarter ended September 30, 2010, green supply now makes up 3% of our overall gas portfolio, up from 1% in the second quarter last year. JustGreen supply makes up 11% of our electricity portfolio, up from 4% from the same period last year.

Attrition

Natural gas

The trailing 12-month natural gas attrition in Canada was 12%, above management’s target of 10%. Attrition is higher than targeted levels due to weak economic conditions causing a higher than normal customer default move back to the utility. In the U.S., gas attrition for the trailing 12 months was 27%, below management’s annual target of 30%. This reflects a small continued improvement in the U.S. due to new product offerings and some strengthening in the U.S. economy.

Electricity

The trailing 12-month electricity attrition rate in Canada for the quarter was 12%, above management’s target of 10%. The electricity attrition has been reflecting a similar trend compared to the Canadian gas market. Electricity attrition in the U.S. was 15% for the trailing 12 months, below management’s target of 20%.

	Trailing 12–month attrition fiscal 2011	Targeted attrition fiscal 2011
Natural gas
Canada	12%	10%
United States	27%	30%

Electricity
Canada	12%	10%
United States	15%	20%

Failed to renew

The Just Energy renewal process is a multifaceted program and aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional four or five years.

The trailing 12-month renewal rate for all Canadian gas customers was 63%, below management’s target of 70%. In the Ontario gas market, customers who do not positively elect to renew or terminate their contract receive a one-year fixed-price for the ensuing year. Of the total Canadian gas customers renewed in the first quarter of fiscal 2011, 32% were renewed for a one-year term. Canadian gas markets lagged the 2011 target of 70%, largely due to the current high spread between the Just Energy five-year price and the utility spot price. Management will continue to focus on increasing renewals, and a return to rising market pricing should result in an improvement in Canadian gas renewal rates to target levels.

22     JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

The electricity renewal rate for Canadian customers was 65% for the trailing 12 months, which is below the targeted level. There continues to be solid demand for JustGreen products, supporting renewals in Canadian electricity customers; but, due to the disparity between the spot and five-year prices and low volatility in the spot prices, customers are reluctant to again lock into fixed-priced products. Just Energy has introduced some enhanced variable-price offerings to improve renewal rates.

In the U.S. markets, Just Energy had primarily Illinois and a small number of Indiana and New York gas customers up for renewal. Gas renewals for the U.S. were 78%, above our target of 75%.

During the quarter, Just Energy had both Texas and New York electricity customers up for renewal. The electricity renewal rate was 89%, well above the target rate of 75%.

In each of these markets, our green product is in the process of being offered to renewing customers, which should further strengthen the profitability of these customers.

	Trailing 12–month renewals fiscal 2011	Targeted renewals fiscal 2011
Natural gas
Canada	63%	70%
United States	78%	75%

Electricity
Canada	65%	70%
United States	89%	75%

Gas and electricity contract renewals

This table shows the percentage of customers up for renewal in each of the following years:

	$000,000	$000,000	$000,000	$000,000
	Canada – gas	Canada – electricity	U.S. – gas	U.S. – electricity
Remainder of 2011	15%	11%	8%	14%
2012	24%	22%	20%	23%
2013	22%	26%	26%	17%
2014	15%	17%	12%	21%
2015	14%	12%	18%	16%
Beyond 2015	10%	12%	16%	9%

Total	100%	100%	100%	100%

Just Energy continuously monitors its customer renewal rates and continues to modify its offering to existing customers in order to maximize the number of customers who renew their contracts. To the extent there is continued customer take-up on “blend and extend” offers, some renewals scheduled for 2012 and 2013 will move back to 2015 and beyond.

Gross margin earned through new marketing efforts

Annual gross margin per customer for new and renewed customers

The following table depicts the annual margins on contracts of residential customers signed in the quarter. This table reflects all margin earned on new additions and renewals including brown commodity and JustGreen. Customers added through marketing were at or above the margins of customers lost through attrition or failure to renew. Renewing customers were at lower margins largely due to lesser take-up of JustGreen on renewal. However, the take-up rate is beginning to be aggressively marketed for renewals, with the expectation that rates similar to those for new customers are being achieved. Sales of the JustGreen products remained very strong with approximately 38% of all residential customers added in the past quarter taking some or all green energy supply. Customers that purchased the JustGreen product elected, on average, to take 91% of their consumption in green supply. A 100% JustGreen electricity customer in Ontario generates annual margins of approximately $193/RCE, much higher than the “brown” margins realized. For large commercial customers, the average gross margin for new customers added was $100/RCE, an increase from $67/RCE reported in the first quarter of fiscal 2011. The aggregation cost of these customers is commensurately lower per RCE than a consumer customer.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Annual gross margin per customer1

	$000,000	$000,000
	Q2 fiscal 2011	Number of customers
Residential and small commercial customers added in the quarter
Canada – gas	$198	8,000
Canada – electricity	133	17,000
United States – gas	220	32,000
United States – electricity	172	64,000
Average annual margin	181

Customers renewed in the quarter
Canada – gas	168	28,000
Canada – electricity	106	27,000
United States – gas	199	8,000
United States – electricity	150	10,000
Average annual margin	146

Large commercial customers added in the quarter	100	133,000

Customers lost in the quarter
Canada – gas	195	35,000
Canada – electricity	150	37,000
United States – gas	180	29,000
United States – electricity	178	28,000
Average annual margin	176

[1]	Customer sales price less cost of associated supply and allowance for bad debt and U.S. working capital.

Home Services division (NHS)

NHS provides Ontario residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes, in addition to now offering furnaces and air conditioners. NHS continues to ramp up its operations and, as at September 30, 2010, had a cumulative installed base of 99,700 water heaters, 1,000 furnaces, and 300 air conditioners in residential homes. The water heater installed base has increased by 80% in the past year. Management is confident that NHS will contribute to the long-term profitability of the Fund and continue to help diversify away from weather-related volatility.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of distributions, separate non-recourse financing of this capital is appropriate. On January 18, 2010, NHS announced that it had entered into a long-term financing agreement with HTC for the funding of the water heaters for NHS in the Enbridge gas distribution territory. On July 16, 2010, NHS expanded this financing arrangement to cover the Union Gas territory. Under the agreement, NHS receives funds equal to the amount of the five-year cash flow of the water heater contract discounted at an agreed upon rate. HTC is then paid an amount which is equal to the customer rental payments on the water heaters for the next five years. The funding received from HTC up to September 30, 2010, was $80.7 million.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund distributions. The result should be a valuable asset, which will generate excellent cash returns following repayment of the HTC financing.

The first six months of 2011 saw significant geographic and product expansions for NHS. The division has begun marketing its products in Union Gas territory in Ontario, expanding its reach to the entire province. It also rolled out an offering of furnace and air conditioner rentals and sales. These expansions were funded by increased general and administrative costs but are expected to substantially increase the growth and profitability of NHS in the future.

24    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Home Services division

Selected financial information

(thousands of dollars, except where indicated)

	Three months ended Sept. 30, 2010	Three months ended Sept. 30, 2009
Sales per financial statements	$5,172	$2,474
Cost of sales	1,386	159

Gross margin	3,786	2,315
Marketing expenses	850	1,112
General and administrative expense	2,996	2,154
Interest expense	1,490	—
Capital expenditures	9,152	11,094
Amortization	468	1,025

Ending total number of water heaters installed	99,700	55,500

Results of operations

For the quarter ended September 30, 2010, NHS had sales of $5.2 million and gross margin of $3.8 million, an increase of 110% and 64%, respectively, from the prior comparable quarter. The cost of sales for the quarter was $1.4 million and represents the non-cash amortization of the installed water heaters for the customer contracts signed to date. Marketing expenses for the second quarter of fiscal 2011 were $0.9 million and include the amortization of commission costs paid to the independent agents, automobile fleet costs, advertising and promotion, and telecom and office supplies expenses. General and administrative costs, which relate primarily to administrative staff compensation and warehouse expenses, amounted to $3.0 million for the three months ended September 30, 2010. The high level of general and administrative costs relative to past quarters was largely due to the expansion into Union Gas territory and the rollout of furnace and air conditioner offerings.

Capital expenditures, including installation costs, amounted to $9.2 million for the three months ended September 30, 2010. Amortization costs were $0.5 million for the current quarter and include not only the depreciation on non-tank-related capital assets noted above but also the amortization of the purchased water heater contracts.

For the six months ended September 30, 2010, sales and gross margin for NHS were $9.6 million and $6.6 million, respectively. Marketing and general and administrative costs were $1.7 million and $5.9 million, respectively, for the first half of fiscal 2011. Interest expense amounted to $2.8 million as a result of the financing arrangement with HTC. To date in fiscal 2011, capital expenditures by NHS amounted to $17.3 million. Comparative figures include results for only three months as NHS was acquired as part of the Universal acquisition effective July 1, 2009.

The growth of NHS has been rapid and, combined with the HTC financing, is expected to be self-sustaining on a cash flow basis.

Ethanol division (TGF)

TGF continues to remain focused on improving plant production and runtime of the Belle Plaine, Saskatchewan, wheat-based ethanol facility. For the quarter ended September 30, 2010, the plant achieved an average production capacity of 81%, which is the best quarter in its history. The phase 1 grain-milling upgrade has allowed the plant to achieve daily milling rates exceeding nameplate capacity from time to time. The plant was forced to close for eight days in the quarter as a result of the inability to have wheat delivered due to flooding in the Belle Plaine area. This was a marked improvement over the 19 days of shutdown experienced in the first quarter of fiscal 2011. Ethanol prices continue to be depressed and were, on average, $0.57 per litre for the quarter, flat with the prior quarter. Wheat prices averaged $170 per metric tonne for the quarter, up slightly from $168 in the first quarter.

The Ethanol division has separate non-recourse financing in place such that capital requirements and operating losses will not impact Just Energy’s core business and its ability to pay distributions.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Ethanol division

Selected financial information

(thousands of dollars)

	Three months ended Sept. 30, 2010	Three months ended Sept. 30, 2009
Sales per financial statements	$31,191	$16,449
Cost of sales	26,618	14,583

Gross margin	4,573	1,866
General and administrative expense	3,162	3,819
Interest expense	1,902	1,843
Capital expenditures	65	100
Amortization	297	621

Results of operations

During the second quarter of fiscal 2011, TGF had sales of $31.2 million, an increase of 90% from $16.4 million in the prior comparable quarter. Gross margin amounted to $4.6 million, up 145% from $1.9 million in the second quarter of fiscal 2010. During the quarter, the plant produced 30.6 million litres of ethanol and 28,386 metric tonnes of DDG. For the three months ended September 30, 2010, TGF incurred $3.2 million in general and administrative expenses and $1.9 million in interest charges. Capital expenditures for the quarter, including installation costs, amounted to $0.1 million.

For the six months ended September 30, 2010, sales and gross margin for TGF were $48.0 million and $1.9 million, respectively. General and administrative costs and interest expenses were $5.5 million and $3.6 million, respectively, for the first half of fiscal 2011. Comparative figures include results for only three months as TGF was acquired as part of the Universal acquisition, effective July 1, 2009.

TGF receives a federal subsidy related to an agreement signed on February 17, 2009, based on the volume of ethanol produced. From July 1, 2009 to March 31, 2010, the subsidy was ten cents per litre, and throughout fiscal 2011, this subsidy will be nine cents per litre. This amount declines through time to five cents per litre of ethanol produced in fiscal 2015, the last year of the agreement.

Overall consolidated results

General and administrative expenses

General and administrative costs were $25.5 million for the three months ended September 30, 2010, consistent with that which was reported in the second quarter of fiscal 2010. The expenses for the current quarter include $2.1 million in costs related to Hudson, which was not owned by the Fund during the prior comparable quarter. These higher costs were offset by the realization of synergies from the Universal acquisition completed in fiscal 2010. The current quarter expenses also reflect a one-time reduction in expenses attributable to litigation settlements costs for the quarter being lower than what had been previously accrued. It is expected that general and administrative costs will increase in the third and fourth quarters as the costs of further geographic expansions are incurred and as the Fund converts to a corporation.

Expenditures for general and administrative costs for the six months ended September 30, 2010, were $54.8 million, an increase of 33% from $41.3 million in the prior comparable period. The increase is a result of the prior period not including the expenses relating to Hudson, increased costs to accommodate numerous areas of expansion undertaken by the Fund, which should result in higher margin and distributable cash in future periods, and only three months of expenses from Universal, which was acquired effective July 1, 2009.

Marketing expenses

Marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives for signing new customers, as well as corporate costs, were $37.0 million, an increase of 37% from $27.1 million in the second quarter of fiscal 2010. New customers signed by our marketing sales force were 254,000 in the second quarter of fiscal 2011, up 81% compared to 140,000 customers added through our sales offices in the same period last year. The increase in the current quarter expense reflects the cost of strong growth in customer additions, offset by the lower aggregation cost per customer.

Marketing expenses to maintain gross margin are allocated based on the ratio of gross margin lost from attrition as compared to the gross margin signed from new and renewed customers during the period. Marketing expenses to maintain gross margin were $25.1 million for the second quarter of fiscal 2011, an increase of 56% from $16.1 million from the prior comparable quarter as a result of higher attrition from a larger customer base and an increase in the number of customers up for renewal in the current period.

26     JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Marketing expenses to add new gross margin are allocated based on the ratio of net new gross margin earned on the customers signed, less attrition, as compared to the gross margin signed from new and renewed customers during the period. Marketing expenses to add new gross margin in the second quarter totalled $7.7 million, a decrease from $11.0 million in the prior comparable period. Although there was a greater increase in the net customer additions of 92,000 for the second quarter, up from 36,000 in fiscal 2010, the blend of commercial and residential customers added resulted in a lower increase in margin than in the previous year. In addition, some of the cost of commercial customer additions was capitalized and will be expensed over the life of the contract.

Marketing expenses included in distributable cash exclude amortization related to the contract initiation costs for Hudson and NHS. For the three and six months ended September 30, 2010, the amortization amounted to $4.2 million and $6.3 million, respectively.

For the six months ended September 30, 2010, total marketing expenses were $66.7 million, an increase of 43% from the $46.5 million reported in the same period last year.

The actual aggregation costs for the six months ended September 30, 2010, per customer for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

	$000,000,00	$000,000,00	$000,000,00
	Residential customers	Commercial customers	Commercial broker customers
Natural gas
Canada	$247/RCE	$174/RCE	$32/RCE
United States	199/RCE	120/RCE	24/RCE
Electricity
Canada	208/RCE	141/RCE	30/RCE
United States	183/RCE	71/RCE	37/RCE
Total aggregation costs	197/RCE	92/RCE	34/RCE

The actual aggregation cost per customer added for all energy marketing for the six months ended September 30, 2010, was $110, up from $95 in the first quarter. This is due to the higher relative number of residential customers aggregated and their associated higher costs. The $34 average aggregation cost for the commercial broker customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts pay further commissions averaging $34 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $61 (1.8 x $34) to the fiscal 2011 $34 average aggregation cost for commercial broker customers reported above.

Unit based compensation

Compensation in the form of units (non-cash) granted by the Fund to the directors, officers, full-time employees and service providers of its subsidiaries and affiliates pursuant to the 2001 unit option plan, the 2004 unit appreciation rights plan and the directors’ deferred compensation plan amounted to $1.5 million for the second quarter of fiscal 2011, an increase from the $1.0 million paid in first quarter of fiscal 2010. Total costs for the six months ended September 30, 2010, totalled $2.6 million, versus $1.6 million for the same period last year. The increase relates primarily to additional fully paid unit appreciation rights awarded to the senior management of the Fund.

Bad debt expense

In Illinois, Alberta, Texas, Pennsylvania and California, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in B.C., New York and Ontario, the Fund is responsible for the bad debt risk. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the quarter, Just Energy was exposed to bad debt on 35% of its sales.

Bad debt expense for three months ended September 30, 2010, increased by 74% to $6.7 million versus $3.9 million expensed in the prior comparable quarter. The bad debt expense increase was entirely related to the 151% increase in total revenues for the quarter to $262.6 million, in the markets where Just Energy assumes the risk for accounts receivable collections, which also now includes incremental commercial customers. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

For the six months ended September 30, 2010, the bad debt expense was $12.4 million, representing approximately 2.6% of the $469.6 million in sales in markets where it assumes credit risk (34% of total sales), within the Fund’s 2% to 3% target range. This was slightly improved from the 2.8% reported for the first quarter and down from the 3.5% reported a year earlier. Credit losses in Texas as a percentage of total revenues have declined due to aggressive collection efforts and quicker disconnection for delinquent customers. Continued improvements in the Illinois collection efforts and lower default rates for acquired Hudson commercial customers have also contributed to the improvement in the bad debt rate versus the second quarter of fiscal 2010. Management expects that bad debt expense will be in the range of 2% to 3% for the remainder of the fiscal year assuming that the housing market in the U.S. continues to show signs of improvement.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     27

MANAGEMENT’S DISCUSSION AND ANALYSIS

For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

Interest expense

Total interest expense for the three months ended September 30, 2010, amounted to $12.3 million, an increase from $4.9 million in the second quarter of fiscal 2010. The large increase in costs primarily relates to the interest expense for the JEIF convertible debentures associated with the Hudson acquisition as well as interest costs associated with the NEC financing.

For the six-month period of fiscal 2011, the total interest cost was $21.8 million versus $5.4 million paid in fiscal 2010. This increase is a result of not only the JEIF convertible dentures and NEC financing but also the inclusion of only three months of interest relating to the JEEC convertible debentures and TGF financing in the prior comparable period.

Foreign exchange

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income (loss). For the second quarter, a foreign exchange unrealized loss of $5.7 million was reported in other comprehensive income (loss) versus an unrealized gain of $6.8 million reported in the same period last year. For the six months ended September 30, 2010, the foreign exchange unrealized gain was $9.2 million versus $25.0 million for the same period in fiscal 2010.

Overall, a weaker U.S. dollar decreases sales and gross margin but this is partially offset by lower operating costs denominated in U.S. dollars. The Fund retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are entered into when it is determined that any surplus U.S. cash is not required for new acquisition opportunities.

Class A preference share distributions

The remaining holder of the Just Energy Corp. (“JEC”) Class A preference shares (which are exchangeable into units on a 1:1 basis) is entitled to receive, on a quarterly basis, a payment equal to the amount paid or payable to a Unitholder on an equal number of units. The total amount paid for the three and six months ended September 30, 2010, including tax, amounted to $1.6 million and $3.3 million, respectively, both of which are unchanged from the comparable periods in fiscal 2010. The distributions on the Class A preference shares are reflected in the Consolidated Statement of Unitholders’ Deficiency of the Fund’s consolidated financial statements, net of tax.

(Recovery of) Provision for income tax

(thousands of dollars)

	For the three months ended Sept. 30, fiscal 2011	For the three months ended Sept. 30, fiscal 2010	For the six months ended Sept. 30, fiscal 2011	For the six months ended Sept. 30, fiscal 2010
Current income tax provision (recovery)	$(3,175)	$6,106	$(4,177)	$6,066
Amount credited to Unitholders’ equity	441	539	979	1,077
Future tax expense (recovery)	(43,796)	19,141	(23,972)	28,946

(Recovery of) Provision for income tax	$(46,530)	$25,786	$(27,170)	$36,089

The Fund recorded a current income tax recovery of $3.2 million for the second quarter of fiscal 2011 versus $6.1 million of provision in the same period last year. A tax recovery of $4.2 million has been recorded for the six-month period of fiscal 2011 versus a provision of $6.1 million for the same period last year. The change is mainly attributable to U.S. income tax recovery generated by operating losses incurred by the U.S. entities during the first two quarters of this fiscal year.

Also included in the income tax provision is an amount relating to the tax impact of the distributions paid to the Class A preference shareholders of JEC. In accordance with EIC 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts, all Class A preference shares are included as part of Unitholders’ equity and the distributions paid to the shareholders are included as distributions on the Consolidated Statement of Unitholders’ Deficiency, net of tax. For the three and six months ended September 30, 2010, the tax impact of these distributions, based on a tax rate of 30% and 28%, respectively, amounted to $0.4 million and $1.0 million, respectively, versus an amount of $0.5 million and $1.1 million, respectively, based on 30% last year. The decrease of this tax impact in the second quarter of fiscal 2011 is due to a decline in corporate tax rate in Canada.

28     JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

As noted in the Fund’s 2010 Annual Report, the Fund will convert to a taxable Canadian corporation after calendar 2010 (the “Conversion”), and a future tax recovery of $122.0 million was recorded in fiscal 2010 to recognize the significant temporary differences attributed to mark to market losses from financial derivatives, which is expected to be realized subsequent to 2010. During the first two quarters of this fiscal year, these mark to market losses increased due to a further decline in fair value of the derivative instruments, and as a result, a future tax recovery of $24.0 million has been recorded for this period.

After the Conversion at the commencement of the first quarter of calendar 2011, the Fund will be taxed as a taxable Canadian corporation from that date onwards. Therefore, the future tax asset or liability associated with Canadian liabilities and assets recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes will be accrued at that time to the extent that there is taxable income in the Fund or its underlying operating entities. Canadian entities under the Fund will be subject to a tax rate of approximately 28% after the Conversion.

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A valuation allowance is recorded against a future income tax asset if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating future income tax liabilities and assets is recognized in income during the period that the change occurs.

Liquidity and capital resources

Summary of cash flows

(thousands of dollars)

	For the three months ended Sept. 30, fiscal 2011	For the three months ended Sept. 30, fiscal 2010	For the six months ended Sept. 30, fiscal 2011	For the six months ended Sept. 30, fiscal 2010
Operating activities	$13,821	$24,708	$39,548	$62,503
Investing activities	(19,787)	(5,089)	(283,373)	(12,495)
Financing activities, excluding distributions	9,352	5,609	313,021	(5,587)
Effect of foreign currency translation	2,413	(5,829)	6,960	(6,928)

Increase in cash before distributions	5,799	19,399	76,156	37,493
Distributions (cash payments)	(36,380)	(34,930)	(72,441)	(66,907)

Increase (decrease) in cash	(30,581)	(15,531)	3,715	(29,414)
Cash – beginning of period	94,428	45,211	60,132	59,094

Cash – end of period	$63,847	$29,680	$63,847	$29,680

Operating activities

Cash flow from operating activities for the three months ended September 30, 2010, was $12.7 million, a decrease from $24.7 million in the prior comparable quarter. For the six months ended September 30, 2010, cash flow from operations was $38.4 million, a decrease from $62.5 million in the prior comparable period. This change is a result of a $16.9 million greater change in non-cash working capital, which is required to support the increased size of the Fund. Higher customer numbers but lower margin relating to the recent warm winter, a lower U.S. dollar exchange rate, and relatively lower margins on commercial customers added also had an impact.

Investing activities

The Fund purchased capital assets totalling $10.8 million and $20.4 million during the three- and six-month periods ended September 30, 2010, respectively, a decrease from $12.5 million and slight increase from $19.9 million in the same periods last year. In fiscal 2011 to date, Just Energy’s capital spending related primarily to the water heater business and costs related to purchases of office equipment and IT software.

Financing activities

Financing activities in the second quarter related primarily to the drawdown of the operating line for working capital requirements as well as additional HTC financing for purchase of additional water heaters. During the three months ended September 30, 2010, Just Energy had drawn a total of $8.0 million against the credit facility versus $16.3 million drawn in the second quarter of fiscal 2010. Financing activities, excluding distributions, for the six-month period of fiscal 2011 relate primarily to debentures issued to fund the Hudson acquisition. During the first quarter of fiscal 2011, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible debentures to fund the Hudson acquisition.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     29

MANAGEMENT’S DISCUSSION AND ANALYSIS

On July 1, 2009, in connection with the acquisition of Universal, Just Energy increased its credit facility from $170.0 million to $250.0 million. As part of the increase in the credit facility, Société Générale and Alberta Treasury Branches joined Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada and Bank of Nova Scotia as the syndicate of lenders thereunder. As Just Energy continues to expand in the U.S. markets, the need to fund working capital and security requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent, by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects the Fund to enter, funding requirements will be supported through the credit facility.

The Fund’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or upfront annually once the customer begins to flow.

The elapsed period between the times when a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

Distributions (cash payments)

Investors should note that due to the distribution reinvestment plan (“DRIP”), a portion of distributions declared are not paid in cash. Under the program, Unitholders can elect to receive their distributions in units at a 2% discount to the prevailing market price rather than the cash equivalent. During the three and six months ended September 30, 2010, the Fund made cash distributions to its Unitholders and the Class A preference shareholder in the amount of $36.4 million and $72.4 million, respectively, compared to $34.9 million and $66.9 million in the prior comparable periods.

Just Energy will continue to utilize its cash resources for expansion into new markets, growth in its existing energy marketing customer base, JustGreen products and Home Services division, and also to make accretive acquisitions of customers as well as distributions to its Unitholders.

At the end of the quarter, the annual rate for distributions per unit was $1.24. The Fund intends to make distributions to its Unitholders, based upon cash receipts of the Fund, excluding proceeds from the issuance of additional Fund units, adjusted for costs and expenses of the Fund. The Fund’s intention is for Unitholders of record on the 15th day of each month to receive distributions at the end of the month.

Consolidated balance sheet as at September 30, 2010, compared to March 31, 2010

Cash increased from $60.1 million as at March 31, 2010, to $63.8 million. Restricted cash, which includes cash collateral posting related to supply procurement and credit support for Universal, Commerce and the TGF entities, has decreased to $15.2 million on September 30, 2010, from $18.7 million. The utilization of the credit facility decreased from $57.5 million to $44.5 million as a result of higher cash receipts due to the Universal and Hudson acquisitions and strong customer additions in the past fiscal year. Working capital requirements in the U.S. and Alberta are a result of the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlements with the suppliers and settlement with the LDCs.

There was an increase in accounts receivable from $348.9 million at March 31, 2010 to $366.0 million as at September 30, 2010. Accounts payable and accrued liabilities have also increased from $227.0 million to $326.8 million for the same period. Both increases in accounts receivable and payable are related to added consumption as a result of the Hudson customers acquired and strong net additions from fiscal 2010.

Gas in storage has increased from $4.1 million to $48.2 million during the six months ended September 30, 2010. The increased balance reflects injections into storage for the expanding U.S. customer base, which occurs from April to November.

At the end of the second quarter in Ontario, Manitoba, Quebec and Michigan, the Fund had delivered more gas to LDCs than was supplied to customers for their use. Since Just Energy is paid for this gas when delivered, yet recognizes revenue when the gas is consumed by the customer, the result on the consolidated balance sheets is the deferred revenue amount of $114.3 million and gas delivered in excess of consumption of $91.8 million. At March 31, 2010, Just Energy had unbilled revenues amounting to $20.8 million and accrued gas accounts payable of $15.1 million.

Contract initiation costs relate to the commissions paid by both Hudson and NHS for contracts sold and will be amortized over the life of the contract. The balance increased to $27.2 million from $5.6 million at the end of the last fiscal year mainly due to the Hudson acquisition since the March 31, 2010 balance related to contract initiation costs for NHS only.

30    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, Unitholders’ equity from quarter to quarter due to commodity price volatility. Given that the Fund has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson and Universal purchases. The total intangible asset and goodwill balances increased to $560.7 million and $223.3 million, respectively, from $340.6 million and $177.9 million, respectively, as at March 31, 2010.

Long-term debt excluding the current portion has increased to $512.4 million in the six months ended September 30, 2010, from $231.8 million and is detailed below.

Long-term debt and financing

(thousands of dollars)

	As at Sept. 30, 2010	As at March 31, 2010
Original credit facility	$44,500	$57,500
TGF credit facility	40,154	41,313
TGF debentures	37,001	37,001
TGF term loan	10,000	10,000
JEEC convertible debentures	84,049	83,417
NEC financing	80,734	65,435
JEIF convertible debentures	283,797	—

Original credit facility

Just Energy holds a $250.0 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Bank of Nova Scotia, Société Générale and Alberta Treasury Branches. Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 4.0%, prime rate advances at Canadian prime and U.S. prime plus 3.0% and letters of credit at 4.0%. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at September 30, 2010 and 2009, all of these covenants have been met.

TGF credit facility

A credit facility of up to $50.0 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was further revised on March 18, 2009, and was converted to a fixed repayment term of ten years commencing March 1, 2009, which includes interest costs at a rate of prime plus 2%, with principal repayments commencing on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF. The credit facility includes certain financial covenants, the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ equity. The lenders have deferred compliance with the financial covenants until April 1, 2011. The facility was further revised on March 31, 2010, postponing the principal payments due for April 1, 2010 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 31, 2011.

TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40.0 million aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually and payable quarterly. Interest is to be paid quarterly with quarterly principal payments commencing October 1, 2009, in the amount of $1.0 million per quarter. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. The lender has deferred compliance with the financial covenants until April 1, 2011. On March 31, 2010, TGF entered into an agreement with the holders of the debentures to defer scheduled principal payments owing under the debenture until April 1, 2011.

TGF term/operating facilities

TGF also maintains a working capital facility for $10.0 million with a third party lender, bearing interest at prime plus 1% and due in full on December 31, 2010. This facility is secured by liquid investments on deposit with the lender. In addition, TGF has a working capital operating line of $7.0 million bearing interest at prime plus 1%, of which $0.3 million of letters of credit have also been issued.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     31

MANAGEMENT’S DISCUSSION AND ANALYSIS

JEEC convertible debentures

In conjunction with the acquisition of Universal on July 1, 2009, JEEC also assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million. The JEEC convertible debentures mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the JEEC convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 29.8 units of the Fund, representing a conversion price of $33.56 per Exchangeable Share as at September 30, 2010. Pursuant to the JEEC convertible debentures, if JEEC fixes a record date for the making of a dividend on the JEEC Exchangeable Shares, the conversion price shall be adjusted in accordance therewith.

The JEEC convertible debentures are not redeemable prior to October 1, 2010. On and after October 1, 2010, but prior to September 30, 2012, the JEEC convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the JEEC convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

NEC financing

On January 18, 2010, NEC announced that it had entered into a long-term financing agreement for the funding of new and existing rental water heater contracts for NHS in the Enbridge gas distribution territory. On July 16, 2010, the financing arrangement was expanded to the Union Gas territory. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the first five years of monthly rental income, discounted at the agreed upon financing rate of 7.99%, and as settlement, is required to remit an amount equivalent to the rental stream from customers on the water heater contracts for the first five years. The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. NEC is required to meet a number of covenants under the agreement and, as at September 30, 2010, all of these covenants have been met.

JEIF convertible debentures

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and Hudson Energy Corp. (collectively, “Hudson”) with an effective date of May 1, 2010. Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures. The JEIF convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 of each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the JEIF convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 units of the Fund, representing a conversion price of $18 per unit.

The JEIF convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by the Fund, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by the Fund, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

32    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual obligations

In the normal course of business, the Fund is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

Payments due by period

(thousands of dollars)

	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Accounts payable, accrued liabilities and unit distribution payable	$340,070	$340,070	$—	$—	$—
Bank indebtedness	863	863	—	—	—
Long-term debt (contractual cash flow)	632,389	67,850	114,904	119,635	330,000
Interest payments	192,570	39,981	63,156	48,655	40,778
Property and equipment lease agreements	32,617	4,664	13,727	7,577	6,649
EPCOR billing, collections and supply commitments	12,096	5,184	6,912	—	—
Grain production contracts	48,682	26,952	21,334	396	—
Gas and electricity supply purchase commitments	3,666,406	942,984	2,147,261	557,146	19,015

	$4,925,693	$1,428,548	$2,367,294	$733,409	$396,442

Other obligations

In the opinion of management, the Fund has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the financial statements. In the normal course of business, the Fund could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

The Fund does not have any material transactions with any individuals or companies that are not considered independent to the Fund or any of its subsidiaries and/or affiliates.

Critical accounting estimates

The consolidated financial statements of the Fund have been prepared in accordance with Canadian GAAP. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, marketing, and general and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. The Fund might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

Unbilled revenues/Accrued gas accounts payable

Unbilled revenues result when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas accounts payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered and valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Gas delivered in excess of consumption/Deferred revenues

Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues, which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Allowance for doubtful accounts

Just Energy assumes the credit risk associated with the collection of customers’ accounts in Alberta, Illinois, Texas, Pennsylvania and California. In addition, for large direct-billed accounts in B.C. and Ontario, the Fund is responsible for the bad debt risk. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

Goodwill

In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow. If the estimates change in the future, the Fund may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed either as at March 31, 2010, or June 30, 2010, and as a result of the review, it was determined that no impairment of goodwill existed.

Fair value of derivative financial instruments and risk management

The Fund has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery of green commitment obligations.

The Fund’s business model’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting the Fund’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s expansion in the U.S. has introduced foreign-exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge the exposure to fluctuations in cross border cash flows.

The financial statements are in compliance with Section 3855 of the CICA Handbook, which requires a determination of fair value for all derivative financial instruments. Up to June 30, 2008, the financial statements also applied Section 3865 of the CICA Handbook, which permitted a further calculation for qualified and designated accounting hedges to determine the effective and ineffective portions of the hedge. This calculation permitted the change in fair value to be accounted for predominately in the consolidated statements of comprehensive income. As of July 1, 2008, management decided that the increasing complexity and costs of maintaining this accounting treatment outweighed the benefits. This fair value (and when it was applicable, the ineffectiveness) is determined using market information at the end of each quarter. Management believes the Fund remains economically hedged operationally across all jurisdictions.

Preference shares of JEC and trust units

As at November 8, 2010, there were 5,263,728 Class A preference shares of JEC outstanding and 126,086,266 units of the Fund outstanding.

JEEC Exchangeable Shares

A total of 21,271,804 Exchangeable Shares of JEEC were issued on July 1, 2009, for the purchase of Universal. JEEC shareholders have voting rights equivalent to the Fund’s Unitholders and their shares are exchangeable on a one for one basis. As at November 8, 2010, 17,307,502 shares had been converted and there were 3,964,302 Exchangeable Shares outstanding.

Taxability of distributions

Cash and unit distributions received in calendar 2009 were allocated 100% to other income. Additional information can be found on our website at www.justenergy.com. Management estimates that the distributions for calendar 2010 will be allocated in a similar manner to that of 2009.

34     JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Recently issued accounting standards

The following are new standards, not yet in effect, which are required to be adopted by the Fund on the effective date:

Business Combinations

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The Fund has not yet determined the impact of these standards on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, CICA announced that GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosures.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of financial statements under IFRS for the year ending March 31, 2012.

Based on the initial assessment of the differences between Canadian GAAP and IFRS relevant to the Fund, an internal project team was assembled and a conversion plan was developed in March 2009 to manage the transition to IFRS. Project status reporting is provided to senior executive management and to the Audit Committee on a regular basis.

Our project consists of three phases: IFRS diagnostic assessment, solution development and implementation. The diagnostic phase, which was completed in 2009, involved a high-level review and the identification of major accounting differences between current Canadian GAAP and IFRS applicable to Just Energy. The Fund has also completed phase 2, the solution development phase, which includes the substantial completion of all policy papers which have been discussed with the external auditors. The IFRS project team is currently engaged in the implementation phase, which is the final phase of the project. This phase involves approving the accounting policy choices, completing the collection of data required to prepare the financial statements, implementing changes to systems and business processes relating to financial reporting, administering key personnel training and monitoring standards currently being amended by the International Accounting Standard Board (“IASB”). Just Energy has also analyzed the IFRS financial statement presentation and disclosure requirements. These assessments will continue to be analyzed and evaluated throughout the implementation phase of the Fund’s project.

The initial assessment phase determined that the areas with the highest potential to impact the Fund include, but are not limited to, the following:

IAS 16: Property, plant and equipment

IAS 16 reinforces the requirement under Canadian GAAP that requires each part of property, plant and equipment that has a cost, which is significant in relation to the overall cost of the item, be depreciated separately. The Fund will adopt this revised accounting policy with respect to the componentization of the ethanol plant on transition to IFRS. The carrying value of the ethanol plant and corresponding depreciation expense will differ upon transition to IFRS. The quantification of the impact is still in process but is not expected to be material.

IAS 36: Impairment of assets

IAS 36 uses a one-step approach to both testing and measuring impairment, with asset carrying values compared directly to the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP, however, uses a two-step approach to impairment testing, first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. The Fund does not expect any material impairment upon transition to IFRS.

IAS 12: Income taxes

Other than recording the tax effect of the various other transitional adjustments and the reclassification of certain tax balances, the Fund does not expect to record any significant tax-related adjustments on the transition to IFRS.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     35

MANAGEMENT’S DISCUSSION AND ANALYSIS

IAS 39: Financial instruments: Recognition and measurement

The Fund enters into fixed-term contracts with customers to provide electricity and gas at fixed prices. These customer contracts expose the Fund to changes in market prices of electricity and gas consumption. To reduce the exposure to movements in commodity prices arising from the acquisition of electricity and gas at floating rates, the Fund routinely enters into derivative contracts. Under Canadian GAAP, all supply contracts are remeasured at fair value at each reporting date. The requirements for normal purchase and normal sale exemption (own-use exemption) are similar under Canadian GAAP and IFRS; however, several small differences exist. There is no specific guidance either in Canadian GAAP or IFRS with respect to eligibility of the own-use exemption of energy supply contracts entered into by energy retailers. The Fund has concluded that the own-use exemption does not apply and the amounts will continue to be marked to market as is the current practice.

IAS 39 also requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument. Initial application of IAS 39 will result in an opening balance sheet adjustment to reduce long-term debt on the date of transition. This adjustment of approximately $3.5 million will be offset through opening retained earnings.

IFRS 2: Share-based payments

Under IFRS, when stock option awards vest gradually, each tranche is to be considered as a separate award; whereas under Canadian GAAP, the gradually vested tranches are considered as a single award. This will result in expenses relating to share-based payments being recognized over the expected term of each vested tranche. IFRS also requires the Fund to estimate forfeitures up front in the valuation of stock options; whereas, under Canadian GAAP, they can be recorded upfront or recorded as they occur. Currently, the Fund accounts for forfeitures as they occur. On transition the adjustment to opening retained earnings is not significant; however, the impact on the first quarter of fiscal 2011 is approximately $1 million.

The Fund has analyzed the optional exemptions available under IFRS 1, First-time Adoption of International Financial Reporting. IFRS generally requires an entity to apply standards on a retrospective basis; however, IFRS 1 provides both mandatory exceptions and optional exemptions from this general requirement. First-time adoption exemptions relevant to the Fund are discussed below.

Business Combinations

Under this exemption, the Fund may elect not to retrospectively apply IFRS 3 to past business combinations. The standard may be prospectively applied from the date of the opening IFRS balance sheet. The Fund intends to use this exemption.

Share-based payment transactions

The Fund may not elect to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002, or which are vested before the company’s date of transition to IFRS. The Fund may also not elect to apply IFRS 2 to liabilities arising from share-based payment transactions, which settled before the date of transition to IFRS. The Fund intends to apply these exemptions.

Cumulative translation adjustment

The exemption permits the Fund to reset the cumulative translation adjustments to zero by recognizing the full amount in the retained earnings of the opening IFRS balance sheet. The Fund is currently not expected to elect this exemption.

Borrowing costs

The exemption allows the Fund to adopt IAS 23, which requires the capitalization of borrowing costs on all qualifying assets, prospectively from the date of the opening IFRS balance sheet. The Fund intends to use this exemption.

Until the Fund has prepared a full set of annual financial statements under IFRS, we will not be able to determine or precisely quantify all of the impacts that will result from converting to IFRS.

The expected transitional adjustments, changes in accounting policies and subsequent accounting may result in other business impacts, such as impacts on the debt covenants and capital requirements disclosure. Based on the work completed to date, the transition is expected to have minimal impact on information technology and internal controls over financial reporting of the Fund; however, the Fund will continue to access these areas as the project progresses.

36    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In addition to the routine legal proceedings of Just Energy, the State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”) with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. CEI continues to vigorously contest this matter and it is not expected to have a material impact on the financial condition of the Fund.

Controls and procedures

During the most recent interim period, there have been no changes in the Fund’s policies and procedures that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Fund’s internal control over financial reporting.

Limitation on scope of design

Section 3.3(1) of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, states that the Fund may limit its design of disclosure controls and procedures and internal controls over financial reporting for a business that it acquired not more than 365 days before the end of the financial period to which the certificate relates. Under this section, the Fund’s CEO and CFO have limited the scope of the design, and subsequent evaluation, of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of the Hudson subsidiaries acquired on May 1, 2010.

Summary financial information pertaining to the Hudson acquisition that was included in the consolidated financial statements of the Fund for the five months ended September 30, 2010, is as follows:

(thousands of dollars)	Total
Sales[1]	$308,044
Net loss[1]	(26,872)
Current assets	130,755
Non-current assets	370,297
Current liabilities	194,582
Non-current liabilities	40,285

[1]	Results from May 1, 2010 to September 30, 2010.

Corporate governance

Just Energy is committed to transparency in our operations and our approach to governance meets all recommended standards. Full disclosure of our compliance with existing corporate governance rules is available on our website at www.justenergy.com and is included in the Fund’s May 27, 2010 management proxy circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

The major change for the outlook of Just Energy during the quarter was a continuation of the renewed growth of customer additions since the acquisition of Hudson and its broker channel. Total customer additions of 254,000 in the second quarter and 261,000 in the first quarter are far higher than the record 140,000 added in the second quarter of fiscal 2010. Net additions of 92,000 and 116,000, respectively, also far outstrip the 36,000 net additions recorded in the second quarter of fiscal 2010.

During the past three fiscal years, Just Energy relied on increased margin per customer in order to meet its growth targets as customer growth in U.S. markets was offset by customer declines in the more saturated Canadian market. The first six months of fiscal 2011 have seen marketing generate net additions of 9% to the Fund’s April 1, 2010 customer count with the Hudson acquisition raising the total growth to 38% since then.

The growth of the Commercial Energy division has a number of impacts on operating results. First, margins per RCE are lower with commercial customers but a single customer can equate to hundreds of RCEs. This means lower customer care costs per RCE and lower initial aggregation costs. Commercial customers are currently approximately 40% of Just Energy’s base, and management expects that to increase to 50% over time. Second, commercial customers are subject to less weather volatility than residential customers. This may translate into more predictable results from the natural gas book. Also, commercial customers do not ordinarily move, reducing overall attrition, and making balancing of the book less complex.

Overall customer growth is concentrated in the U.S. Management believes that any future growth in Canada will be concentrated in JustGreen sales and water heaters. The U.S. share of the customer book reached 52% for the first time in the first quarter and is currently at 55%. The U.S. share of sales and margins in the second quarter were 56% and 57%, respectively. These ratios will continue to increase as the vast majority of current growth potential lies within the U.S. One impact of this will be increased financial statement exposure to movements in the U.S. dollar exchange rate. It is expected that sales, margins and distributable cash will be subject to more volatility during times of currency fluctuations. U.S. cross border cash flow is forecasted annually and hedges for cross border cash flow are entered into when it is determined that any surplus U.S. cash is not required for new acquisition opportunities.

In addition to Commercial Energy division growth, Just Energy has committed expenditures toward a number of other geographic expansions, which management believes will contribute to higher distributable cash in the future. The near-term impact will be increases in general and administrative costs, which were flat between the second quarter of fiscal 2011 versus the same period last year. These increases should be more than offset by future margins from the growth generated.

On June 29, 2010, the Fund received approval by its Unitholders for the plan to reorganize the income trust structure into a high-dividend paying corporation, and subsequently received approval of the Court of Queen’s Bench of Alberta on June 30, 2010. Upon completion of the reorganization, currently scheduled for January 1, 2011, the Board intends to implement a dividend policy where monthly dividends will be initially set at $0.1033 per share ($1.24 annually), equal to the current distributions paid to Just Energy’s Unitholders.

The federal government’s announcement on October 31, 2006, of the pending imposition of a tax on income trusts effective January 1, 2011, caused Just Energy to analyze options which would maximize Unitholder value for the long term. The conclusion of the analysis was that conversion to a high-dividend yield corporation was the optimal option available to the Fund. The proposed reorganization offers a number of benefits:

•

The unique nature of Just Energy as a growth company with a high return on invested capital allows it to pay both a substantial yield and continue to grow. This remains true regardless of whether Just Energy is an income fund or a corporation.

•	The receipt of $1.24 per year in dividends will result in a substantially higher after-tax cash yield to shareholders than that of $1.24 in distributions for most taxable Canadian Unitholders.

•	It is anticipated that as a corporation Just Energy will have greater access to capital markets to the extent that issuance of equity should be required for growth through acquisition.

•	Limitations under the proposed tax on undue expansion of trusts and foreign ownership limitations on trusts will no longer apply to Just Energy.

•	The high-dividend yield as a corporation combined with Just Energy’s growth prospects is expected to focus market attention on the value of Just Energy shares.

•

It is anticipated that the reorganized structure of the Fund as a dividend-paying corporation will attract new investors, including non-resident investors, and provide, in the aggregate, a more active and attractive market for the Just Energy shares than currently exists for the units.

•	As a corporation, Just Energy will be managed by the same experienced team of professionals.

38    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

In anticipation of the need for conversion, the Fund has not increased its rate of distribution since early 2008 despite substantial growth in its business. Distributions have been maintained by Just Energy at $0.1033 per month ($1.24 annually) supplemented by annual Special Distributions ($0.20 payable January 31, 2010, being the most recent). The decision not to continue distribution increases and the continued growth of Just Energy have given the Fund the flexibility to continue to pay a dividend equal to the current monthly distributions following the reorganization. This ability makes full allowance for the payment of tax by Just Energy and does not rely on a merger with tax-loss-bearing companies.

The Fund has partnered on a power purchase agreement basis with a number of green energy projects and plans to enter into more such partnerships concentrated in jurisdictions where Just Energy has an established customer base. Just Energy continues to monitor the progress of the deregulated markets in various jurisdictions, which may create the opportunity for further geographic expansion.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     39

CONSOLIDATED BALANCE SHEETS

(Unaudited, thousands of Canadian dollars)

	Sept. 30, 2010	March 31, 2010
ASSETS
CURRENT
Cash	$63,847	$60,132
Restricted cash	15,154	18,650
Accounts receivable	365,984	348,892
Gas delivered in excess of consumption	91,796	7,410
Gas in storage	48,204	4,058
Inventory	5,031	6,323
Unbilled revenues	–	20,793
Prepaid expenses and deposits	23,334	20,038
Current portion of future income tax assets	19,665	29,139
Corporate tax recoverable	13,712	–
Other assets – current (Note 11a)	3,034	2,703
	649,761	518,138
FUTURE INCOME TAX ASSETS	134,670	85,197
PROPERTY, PLANT AND EQUIPMENT	233,113	218,616
CONTRACT INITIATION COSTS	27,193	5,587
INTANGIBLE ASSETS (Note 6)	560,655	340,629
GOODWILL	223,346	177,887
LONG-TERM RECEIVABLE	3,702	2,014
OTHER ASSETS – LONG TERM (Note 11a)	1,610	5,027
	$1,834,050	$1,353,095

LIABILITIES
CURRENT
Bank indebtedness	$863	$8,236
Accounts payable and accrued liabilities	326,785	226,950
Unit distribution payable	13,285	13,182
Corporate taxes payable	–	6,410
Current portion of future income tax liabilities	12,246	6,776
Deferred revenue	114,301	7,202
Accrued gas accounts payable	–	15,093
Current portion of long-term debt (Note 7)	67,850	62,829
Other liabilities – current (Note 11a)	692,474	685,200
	1,227,804	1,031,878
LONG-TERM DEBT (Note 7)	512,385	231,837
DEFERRED LEASE INDUCEMENTS	1,803	1,984
OTHER LIABILITIES – LONG TERM (Note 11a)	555,343	590,572
	2,297,335	1,856,271
NON-CONTROLLING INTEREST	18,364	20,603
UNITHOLDERS’ DEFICIENCY
Deficit	$(1,386,479)	$(1,423,698)
Accumulated other comprehensive income (Note 9)	179,277	221,969
	(1,207,202)	(1,201,729)
Unitholders’ capital	670,591	659,118
Equity component of convertible debenture (Note 7e)	33,914	–
Contributed surplus	21,048	18,832
Unitholders’ deficiency	(481,649)	(523,779)
	$1,834,050	$1,353,095

Commitments (Note 14) Contingencies (Note 15)

See accompanying notes to the interim consolidated financial statements

40 JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, thousands of Canadian dollars, except per unit amounts)

	Three months ended Sept. 30, 2010	Three months ended Sept. 30, 2009	Six months ended Sept. 30, 2010	Six months ended Sept. 30, 2009
SALES	$657,878	$434,659	$1,267,562	$833,669
COST OF SALES	561,049	353,163	1,090,236	686,098
GROSS MARGIN	96,829	81,496	177,326	147,571
EXPENSES
General and administrative expenses	25,511	25,634	54,783	41,251
Marketing expenses	36,950	27,107	66,708	46,492
Bad debt expense	6,694	3,856	12,443	7,685
Amortization of intangible assets and related supply contracts	32,255	20,487	59,427	21,081
Amortization of property, plant and equipment	1,892	2,527	3,812	3,721
Unit based compensation	1,548	976	2,623	1,633
Capital tax expense	26	48	159	128
	104,876	80,635	199,955	121,991
INCOME (LOSS) BEFORE THE UNDERNOTED	(8,047)	861	(22,629)	25,580
INTEREST EXPENSE (Note 7)	12,296	4,946	21,776	5,426
CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS (Note 11a)	181,254	(138,515)	(133,122)	(226,395)
OTHER INCOME	(921)	(558)	(2,703)	(1,314)
INCOME (LOSS) BEFORE INCOME TAX	(200,676)	134,988	91,420	247,863
PROVISION FOR (RECOVERY OF) INCOME TAX	(46,530)	25,786	(27,170)	36,089
NON-CONTROLLING INTEREST	334	(1,488)	(2,239)	(1,543)
NET INCOME (LOSS)	$(154,480)	$110,690	$120,829	$213,317

Net income (loss) per unit (Note 12)
Basic	$(1.15)	$0.83	$0.90	$1.75
Diluted	$(1.15)	$0.82	$0.84	$1.72

See accompanying notes to the interim consolidated financial statements

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     41

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ DEFICIENCY

For the six months ended September 30

(Unaudited, thousands of Canadian dollars)

	2010	2009
ACCUMULATED DEFICIT
Accumulated deficit, beginning of period	$(480,931)	$(712,427)
Net income	120,829	213,317
Accumulated deficit, end of period	(360,102)	(499,110)
DISTRIBUTIONS
Distributions, beginning of period	(942,767)	(757,850)
Distributions and dividends on Exchangeable Shares	(81,326)	(74,590)
Class A preference share distributions – net of income taxes of $979 (2009 – $ 1,077)	(2,284)	(2,186)
Distributions, end of period	(1,026,377)	(834,626)
DEFICIT	(1,386,479)	(1,333,736)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 9)
Accumulated other comprehensive income, beginning of period	221,969	364,566
Other comprehensive loss	(42,692)	(64,605)
Accumulated other comprehensive income, end of period	179,277	299,961
UNITHOLDERS’ CAPITAL (Note 10)
Unitholders’ capital, beginning of period	659,118	398,454
Trust units exchanged	7,224	172,027
Trust units issued on exercise/exchange of unit compensation	461	536
Distribution reinvestment plan	11,012	7,775
Exchangeable Shares issued	–	239,946
Exchangeable Shares exchanged	(7,224)	(172,027)
Unitholders’ capital, end of period	670,591	646,711
EQUITY COMPONENT OF CONVERTIBLE DEBENTURE (Note 7e)	33,914	–
CONTRIBUTED SURPLUS (Note 10b)	21,048	15,805
Unitholders’ deficiency, end of period	$(481,649)	$(371,259)

See accompanying notes to the interim consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, thousands of Canadian dollars)

	Three months ended Sept. 30, 2010	Three months ended Sept. 30, 2009	Six months ended Sept. 30, 2010	Six months ended Sept. 30, 2009
NET INCOME (LOSS)	$(154,480)	$110,690	$120,829	$213,317
Unrealized gain (loss) on translation of self-sustaining operations	(5,650)	6,775	9,226	25,021
Amortization of deferred unrealized gain of discontinued hedges net of income taxes of $4,589 (2009 – $7,918) and $ 10,439 (2009 – $17,724) for the three and six months ended September 30, respectively (Note 11a)	(23,195)	(40,296)	(51,918)	(89,626)
OTHER COMPREHENSIVE LOSS	(28,845)	(33,521)	(42,692)	(64,605)
COMPREHENSIVE INCOME (LOSS)	$(183,325)	$77,169	$78,137	$148,712

See accompanying notes to the interim consolidated financial statements

42 JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, thousands of Canadian dollars)

	Three months ended Sept. 30, 2010	Three months ended Sept. 30, 2009	Six months ended Sept. 30, 2010	Six months ended Sept. 30, 2009
Net inflow (outflow) of cash related to the following activities
OPERATING
Net income (loss)	$(154,480)	$110,690	$120,829	$213,317
Items not affecting cash
Amortization of intangible assets and related supply contracts	32,255	20,487	59,427	21,081
Amortization of property, plant and equipment	1,892	2,527	3,812	3,721
Amortization of contract initiation costs	4,183	–	6,271	–
Unit based compensation	1,548	976	2,623	1,633
Non-controlling interest	334	(1,488)	(2,239)	(1,543)
Future income taxes	(43,796)	19,141	(23,972)	28,946
Financing charges, non-cash portion	1,635	396	2,659	396
Other	2,332	569	4,512	482
Change in fair value of derivative instruments	181,254	(138,515)	(133,122)	(226,395)
	181,637	(95,907)	(80,029)	(171,679)
Adjustments required to reflect net cash receipts from gas sales	18,527	26,023	26,963	34,717
Net change in non-cash working capital	(31,863)	(16,098)	(28,215)	(13,852)
Cash inflow from operations	13,821	24,708	39,548	62,503
FINANCING
Distributions and dividends paid to Unitholders and holders of Exchangeable Shares	(35,189)	(33,837)	(70,157)	(64,721)
Distributions to Class A preference shareholder	(1,632)	(1,632)	(3,263)	(3,263)
Tax impact on distributions to Class A preference shareholder	441	539	979	1,077
Decrease in bank indebtedness	(6,990)	–	(7,373)	–
Issuance of long-term debt	17,785	12,718	366,982	20,244
Repayment of long-term debt	(772)	(6,000)	(50,158)	(25,000)
Restricted cash	(671)	(1,109)	3,570	(831)
	(27,028)	(29,321)	240,580	(72,494)
INVESTING
Purchase of property, plant and equipment	(10,785)	(12,477)	(20,392)	(19,883)
Purchase of other intangible assets	(533)	(2,411)	(895)	(2,411)
Acquisitions (Note 5)	(4,976)	9,799	(258,047)	9,799
Proceeds from long-term receivable	105	–	3,233	–
Contract initiation costs	(3,598)	–	(7,272)	–
	(19,787)	(5,089)	(283,373)	(12,495)
Effect of foreign currency translation on cash balances	2,413	(5,829)	6,960	(6,928)
NET CASH INFLOW (OUTFLOW)	(30,581)	(15,531)	3,715	(29,414)
CASH, BEGINNING OF PERIOD	94,428	45,211	60,132	59,094
CASH, END OF PERIOD	$63,847	$29,680	$63,847	$29,680

Supplemental cash flow information
Interest paid	$7,018	$3,770	$10,690	$4,209
Income taxes paid	$5,530	$5,502	$7,986	$6,479

See accompanying notes to the interim consolidated financial statements

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     43

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2010

(thousands of Canadian dollars, except where indicated and per unit amounts)

NOTE 1	INTERIM FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian Generally Accepted Accounting Principles (“GAAP”) for annual financial statements and should therefore be read in conjunction with the audited consolidated financial statements and notes thereto included in Just Energy Income Fund’s (“Just Energy”, the “Fund”, or “JEIF”) annual report for fiscal 2010. The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian GAAP applicable to interim consolidated financial statements and follow the same accounting policies and methods of application as the most recent annual financial statements, except as described in Note 3.

NOTE 2	ORGANIZATION

Just Energy is an open-ended, limited-purpose trust established under the laws of the Province of Ontario to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P. (“JE Ontario”), Just Energy Manitoba L.P. (“JE Manitoba”), Just Energy Quebec L.P. (“JE Quebec”), Just Energy (B.C.) Limited Partnership (“JE B.C.”), Just Energy Alberta L.P. (“JE Alberta”), Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp. (“JE Illinois”), Just Energy New York Corp. (“JENYC”), Just Energy Indiana Corp. (“JE Indiana”), Just Energy Texas L.P. (“JE Texas”), Just Energy Exchange Corp. (“JEEC”), Universal Energy Corporation (“UEC”), Universal Gas and Electric Corporation (“UG&E”), Commerce Energy, Inc. (“Commerce” or “CEI”), National Energy Corporation (“NEC”) operating under the trade name of National Home Services (“NHS”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Just Energy Massachusetts Corp. (“JE Mass”), Just Energy Michigan Corp. (“JE Michigan”), Hudson Energy Services, LLC (“Hudson” or “HES”) and Terra Grain Fuels, Inc. (“TGF”), collectively, the “Just Energy Group”.

NOTE 3	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

(a)	Significant accounting policies adopted from acquisitions

(i)	Contract initiation costs

Commissions related to obtaining and renewing commercial customer contracts are paid in one of two ways: upfront or as a residual payment over the life of the contract. If the commission is paid upfront, it is recorded as contract initiation costs and amortized in marketing expenses over the remaining life of the contract. If the commission is paid as a residual payment, the amount is expensed as earned.

In addition, commissions related to obtaining customer contracts signed under NEC are recorded as contract initiation costs and amortized in marketing expenses over the remaining life of the contract.

(b)	Recently issued accounting standards

The following are new standards, not yet in effect, which are required to be adopted by the Fund on the effective date:

(i)	Business Combinations

Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The Fund will not adopt the new standards prior to adopting IFRS as described below.

(ii)	International Financial Reporting Standards

In February 2008, CICA announced that GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim consolidated financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of consolidated financial statements under IFRS for the year ending March 31, 2012.

44    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Just Energy has developed a changeover plan, which includes diagnostic assessment, solution development and implementation phases. The Fund has completed the initial assessment and solution development phases. These included certain training initiatives, researching and documenting the significant differences between Canadian GAAP and IFRS, assessing the impact on the Fund, and a preliminary assessment of the information technology systems. The IFRS team is currently engaged in the implementation phase, which is the final phase of the project.

Significant differences exist which may impact the Fund’s financial reporting. Those areas include, but are not limited to, property, plant and equipment; impairment of assets; accounting for income taxes; financial instruments; share-based payments and the first-time adoption of IFRS (“IFRS 1”).

As part of the conversion plan, the Fund is in the process of analyzing the detailed impacts of these identified differences and developing solutions to bridge these differences. Although the full impact of the adoption of IFRS on the Fund’s financial position and results of operations is not yet reasonably determinable or estimable, the Fund expects a significant increase in financial statement disclosure requirements resulting from the adoption of IFRS. Just Energy is currently on target with its conversion plan, which will be completed by April 1, 2011.

NOTE	4 SEASONALITY OF OPERATIONS

Just Energy’s operations are seasonal. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.

NOTE	5 ACQUISITIONS

(a)	Acquisition of Hudson Energy Services, LLC

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson Energy Services, LLC, with an effective date of May 1, 2010. The acquisition was funded by an issuance of $330 million in convertible debentures issued on May 5, 2010 (see Note 7e).

The acquisition of Hudson was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Net assets acquired:
Current assets (including cash of $ 24,003)	$88,696
Current liabilities	(107,817)
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Goodwill	33,574
Property, plant and equipment	2,559
Unbilled revenue	15,092
Notes receivable – long term	1,312
Security deposits – long term	3,544
Other assets – current	124
Other assets – long term	100
Other liabilities – current	(74,683)
Other liabilities – long term	(40,719)
$289,047

Consideration:
Purchase price	$287,790
Transaction costs	1,257
$289,047

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over 30 months and 35 months, respectively. Other intangible assets, excluding brand, are amortized over periods of three to five years. The brand value is considered to be indefinite and, therefore, not subject to amortization. The purchase price allocation is considered preliminary and, as a result, it may be adjusted during the 12-month period following the acquisition. In the three months ended September 30, 2010, goodwill increased by $2.6 million due to additional transaction costs and a change in the working capital calculation which impacted the purchase price.

(b)	Acquisition of Universal Energy Group Ltd.

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group Ltd. (“UEG” or “Universal”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement, UEG shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of JEEC, a subsidiary of Just Energy, for each UEG common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share is exchangeable for a trust unit on a one for one basis at any time at the option of the holder, and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a trust unit. JEEC also assumed all the covenants and obligations of UEG in respect of UEG’s outstanding 6% convertible unsecured subordinated debentures.

The acquisition of UEG was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Net assets acquired:
Working capital (including cash of $ 10,319)	$63,614
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	77,494
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)

$249,898

Consideration:
Transaction costs	$9,952
Exchangeable Shares	239,946

$249,898

Non-controlling interest represents a 33.3% ownership of TGF held by EllisDon Corporation.

All contracts and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over periods ranging from eight to 57 months. The water heater contracts and customer relationships are amortized over 174 months, and the intangible assets are amortized over six months. An adjustment in the amount of $10,700 was made to increase goodwill and decrease working capital during the three months ended June 30, 2010. The purchase price for this acquisition is final and no longer subject to change.

(c)     Newten Home Comfort Inc.

On July 2, 2009, NEC, a wholly owned subsidiary of the Fund, acquired Newten Home Comfort Inc., an arm’s length third party that held a 20% interest in Newten Home Comfort L.P. for $3.2 million, of which $520 was paid in cash and determined to be the purchase price consideration. The purchase price consideration excludes contingent payments to the 20% interest holders that will become payable in July 2012 based on the number of completed water heater installations. Any contingent payments made will result in an increase to the balance of goodwill generated by the acquisition.

46    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE	6 INTANGIBLE ASSETS

As at September 30, 2010	Cost	Accumulated amortization	Net book value
Gas contracts and customer relationships	$256,831	$109,635	$147,196
Electricity contracts and customer relationships	449,107	170,265	278,842
Water heater contracts and customer relationships	23,081	2,014	21,067
Broker network	85,497	7,125	78,372
Brand	11,346	—	11,346
Information technology system development	19,613	1,647	17,966
Other intangible assets	9,194	3,328	5,866
	$854,669	$294,014	$560,655

As at March 31, 2010	Cost	Accumulated amortization	Net book value
Gas contracts and customer relationships	$228,827	$63,484	$165,343
Electricity contracts and customer relationships	245,617	92,779	152,838
Water heater contracts and customer relationships	23,081	1,218	21,863
Other intangible assets	2,982	2,397	585

	$500,507	$159,878	$340,629

NOTE 7  LONG-TERM DEBT AND FINANCING

	Sept. 30, 2010	March 31, 2010
Credit facility (a)	$44,500	$57,500
TGF credit facility (b)(i)	40,154	41,313
TGF debentures (b)(ii)	37,001	37,001
TGF term/Operating facilities (b)(iii)	10,000	10,000
JEEC convertible debentures (c)	84,049	83,417
NEC financing (d)	80,734	65,435
JEIF convertible debentures (e)	283,797	—
	580,235	294,666
Less: current portion	(67,850)	(62,829)
	$512,385	$231,837

The following table details the interest expense for the three and six months ended September 30, 2010. Interest is expensed at the effective interest rate.

	For the three months ended Sept. 30, 2010	For the three months ended Sept. 30, 2009	For the six months ended Sept. 30, 2010	For the six months ended Sept. 30, 2009
Credit facility (a)	$968	$1,357	$1,935	$1,837
TGF credit facility (b)(i)	424	618	871	618
TGF debentures (b)(ii)	1,232	1,128	2,182	1,128
TGF term/Operating facilities (b)(iii)	245	87	556	87
TGF wheat production financing	—	10	—	10
JEEC convertible debentures (c)	1,668	1,746	3,332	1,746
NEC financing (d)	1,490	—	2,831	—
JEIF convertible debentures (e)	6,269	—	10,069	—
	$12,296	$4,946	$21,776	$5,426

(a)	Just Energy holds a $250 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Bank of Nova Scotia, Société Générale and Alberta Treasury Branches. The repayment of the facility is due on October 29, 2011.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 4.0%, prime rate advances at bank prime plus 3.0%, and letters of credit at 4.0%. As at September 30, 2010, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at September 30, 2010, Just Energy had drawn $44,500 (March 31, 2010 – $57,500) against the facility and total letters of credit outstanding amounted to $66,895 (March 31, 2010 – $49,444). As at September 30, 2010, Just Energy has $138,605 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at September 30, 2010 and 2009, all of these covenants have been met.

(b)	In connection with the acquisition of UEG on July 1, 2009, the Fund acquired the debt obligations of TGF, which currently comprises the following separate facilities:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years commencing March 1, 2009, which includes interest costs at a rate of prime plus 2% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF and a general security interest on all other current and acquired assets of TGF. As a result, the facility is fully classified as a current obligation. The credit facility includes certain financial covenants, the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ equity. The lenders have deferred compliance with the financial covenants until April 1, 2011. The facility was further revised on April 5, 2010, to postpone the principal payments due for April 1 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 1, 2011. As at September 30, 2010, the amount owing under this facility amounted to $40,154.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually and payable quarterly. Quarterly principal payments commenced October 1, 2009, in the amount of $1,000 per quarter. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. The lender has deferred compliance with the financial covenants until April 1, 2011. On April 5, 2010, TGF entered into an agreement with the holders of the debenture to defer scheduled principal payments owing under the debenture until April 1, 2011. As at September 30, 2010, the amount owing under this debenture agreement amounted to $37,001.

(iii)	TGF term/operating facilities

TGF maintains a term loan for $10,000 with a third party lender bearing interest at prime plus 1% due in full on December 31, 2010. This facility is secured by liquid investments on deposit with the lender. As at September 30, 2010, the amount owing under the facility amounted to $10,000.

(iv)	TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 1%. In addition, total letters of credit issued amounted to $250.

(c)	In conjunction with the acquisition of Universal on July 1, 2009, JEEC also acquired the obligations of the convertible unsecured subordinated debentures (the “JEEC convertible debentures”) issued by Universal in October 2007. The fair value of the convertible debentures was estimated by discounting the remaining contractual payments at the time of acquisition.

This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the JEEC convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 29.8 Exchangeable Shares of JEEC, representing a conversion price of $33.56 per Exchangeable Share as at September 30, 2010. Pursuant to the JEEC convertible debentures, if JEEC fixes a record date for the making of a dividend on the JEEC Exchangeable Shares, the conversion price shall be adjusted in accordance therewith. During the six months ended September 30, 2010, interest expense amounted to $3,332.

48    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The JEEC convertible debentures are not redeemable prior to October 1, 2010. On and after October 1, 2010, but prior to September 30, 2012, the JEEC convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the JEEC convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

(d)	On January 18, 2010, NEC entered into a long-term financing agreement for the funding of new and existing rental water heater contracts in the Enbridge gas distribution territory. On July 16, 2010, NEC expanded this facility to cover the Union Gas territory. Pursuant to the agreement, NEC receives financing of an amount equal to the present value of the first five years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and, as settlement, it is required to remit an amount equivalent to the rental stream from customers on the water heater contracts for the first five years. As security for performance of the obligation, NEC has pledged the water heaters, subject to the financed rental agreement, as collateral.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default. Once all obligations of NEC are satisfied or expired, the remaining funds in the reserve account will immediately be released to NEC.

NEC has $80,734 owing under this agreement, including $2,753 relating to the holdback provision as at September 30, 2010. The company is required to meet a number of covenants under the agreement. As at September 30, 2010, all of these covenants have been met.

(e)	In order to fund the acquisition of Hudson, effective May 1, 2010, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures (the “JEIF convertible debentures”). The JEIF convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the JEIF convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 units of the Fund, representing a conversion price of $18 per unit. During the six months ended September 30, 2010, interest expense amounted to $10,069.

The JEIF convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the JEIF convertible debentures may be redeemed by the Fund, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after June 30, 2015, and prior to maturity, the JEIF convertible debentures may be redeemed by the Fund, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Fund may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the JEIF convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable units determined by dividing the principal amount of the JEIF convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the JEIF convertible debentures has been accounted for as a separate component of Unitholders’ deficiency in the amount of $33,914. The remainder of the net proceeds of the JEIF convertible debentures of $283,797 has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the JEIF convertible debentures using an effective interest rate of 8.8%. If the JEIF convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 INCOME TAXES

The Fund recorded a current income tax recovery of $3.2 million for the second quarter of fiscal 2011 versus $6.1 million of provision in the same period in fiscal 2010. A tax recovery of $4.2 million has been recorded for the six-month period of fiscal 2011 versus a provision of $6.1 million for the same period in fiscal 2010.

	For the	For the	For the	For the
	three months	three months	six months	six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	fiscal 2011	fiscal 2010	fiscal 2011	fiscal 2010

Current income tax recovery	$(3,175)	$6,106	$(4,177)	$6,066
Amount credited to Unitholders’ deficiency	441	539	979	1,077
Future tax expense (recovery)	(43,796)	19,141	(23,972)	28,946

Provision for (recovery of) income tax	$(46,530)	$25,786	$(27,170)	$36,089

NOTE 9 ACCUMULATED OTHER COMPREHENSIVE INCOME

For the six months ended September 30, 2010

	Foreign
	currency
	translation	Cash flow
	adjustment	hedges	Total

Balance, beginning of period	$28,584	$193,385	$221,969
Unrealized foreign currency translation adjustment	9,226	—	9,226
Amortization of deferred unrealized gain on discontinued hedges after July 1, 2008, net of income taxes of $ 10,439	—	(51,918)	(51,918)

	$37,810	$141,467	$179,277

For the six months ended September 30, 2009

	Foreign
	currency
	translation	Cash flow
	adjustment	hedges	Total

Balance, beginning of period	$1,958	$362,608	$364,566
Unrealized foreign currency translation adjustment	25,021	—	25,021
Amortization of deferred unrealized gain on discontinued hedges after July 1, 2008, net of income taxes of $ 17,724	—	(89,626)	(89,626)

	$26,979	$272,982	$299,961

NOTE 10 UNITHOLDERS’ CAPITAL

(a)	Trust units of the Fund

An unlimited number of units may be issued. Each unit is transferable, voting and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund.

The Fund intends to make distributions to its Unitholders based on the cash receipts of the Fund, excluding proceeds from the issuance of additional Fund units, adjusted for costs and expenses of the Fund, amounts which may be paid by the Fund in connection with any cash redemptions or repurchases of units and any other amount that the Board of Directors considers necessary to provide for the payment of any costs which have been or will be incurred in the activities and operations of the Fund. The Fund’s intention is for Unitholders of record on the 15th day of each month to receive distributions at the end of the month, excluding any Special Distributions.

Class A preference shares of Just Energy Corp.

The terms of the unlimited Class A preference shares of Just Energy Corp. (“JEC”) are non-voting, non-cumulative and exchangeable into trust units in accordance with the JEC shareholders’ agreement as restated and amended, with no priority on dissolution. Pursuant to the amended and restated Declaration of Trust which governs the Fund, the holder of Class A preference shares is entitled to vote in all votes of Unitholders as if she was the holder of the number of units that she would receive if she exercised her shareholder exchange rights. Class A preference shareholders have equal entitlement to distributions from the Fund as Unitholders.

50    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Exchangeable Shares of JEEC

On July 1, 2009, Just Energy completed the acquisition of all the outstanding common shares of Universal pursuant to the Arrangement. Under the Arrangement, Universal shareholders received 0.58 of an Exchangeable Share of JEEC for each Universal common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share is exchangeable for a trust unit on a one for one basis at any time at the option of the holder, and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a trust unit.

JEEC owns 66 2/3% of the issued and outstanding shares in the capital of TGF (Canada). Pursuant to the terms of a unanimous shareholders’ agreement in respect of TGF, if all of the assets and the undertaking of TGF in connection with its Belle Plaine facility are not sold by November 30, 2010, the other shareholder of TGF may elect on such date to require JEEC to purchase such shareholder’s TGF shares (the “Put Shares”). A portion of the purchase price for the Put Shares shall be paid by the issuance of that number of Exchangeable Shares equal to the quotient of (i) $10 million, less the cumulative amount of all dividends and other distributions paid in cash to the shareholder on the Put Shares from April 15, 2009 to January 3, 2011; and (ii) the volume weighted average trading price of the JEEC Exchangeable Shares on the TSX for the month of December 2010.

	2010		2009
Issued and outstanding	Units/Shares		Units/Shares
Trust units
Balance, beginning of period	124,325,307	$593,075	106,138,523	$385,294
Unit based awards exercised/exchanged	38,989	461	37,979	536
Distribution reinvestment plan	849,244	11,012	641,806	7,775
Exchanged from Exchangeable Shares	640,389	7,224	15,250,593	172,027

Balance, end of period	125,853,929	611,772	122,068,901	565,632

Class A preference shares
Balance, unchanged during period	5,263,728	13,160	5,263,728	13,160

Exchangeable Shares
Balance, beginning of period	4,688,172	52,883	—	—
Exchangeable Shares issued	—	—	21,271,804	239,946
Exchanged into units	(640,389)	(7,224)	(15,250,593)	(172,027)

Balance, end of period	4,047,783	45,659	6,021,211	67,919

Unitholders’ capital, end of period	135,165,440	$670,591	133,353,840	$646,711

Distribution reinvestment plan

Under the Fund’s distribution reinvestment plan (“DRIP”), Unitholders holding a minimum of 100 units can elect to receive their distributions (both regular and special) in units rather than cash at a 2% discount to the simple average closing price of the units for five trading days preceding the applicable distribution payment date, providing the units are issued from treasury and not purchased on the open market.

Units issued

During the six months ended September 30, 2010, the Fund issued 640,389 units relating to the exchange of Exchangeable Shares of JEEC. During the prior comparable period, the Fund issued 15,250,593 units relating to the exchange of Exchangeable Shares. The Exchangeable Shares were issued pursuant to Just Energy’s acquisition of UEG.

(b)	Contributed surplus

Amounts credited to contributed surplus include unit based compensation awards, unit appreciation rights and deferred unit grants. Amounts charged to contributed surplus are awards exercised during the period.

Contributed surplus	2010	2009
Balance, beginning of period	$18,832	$14,671
Add: unit based compensation awards	2,623	1,633
non-cash deferred unit grant distributions	54	37
Less: unit based awards exercised	(461)	(536)

Balance, end of period	$21,048	$15,805

Total amounts credited to Unitholders’ capital in respect of unit options and deferred unit grants exercised or exchanged during the six months ended September 30, 2010, amounted to $461 (2009 – $536).

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 FINANCIAL INSTRUMENTS

(a)  Fair value

The Fund has a variety of gas and electricity supply contracts that are captured under Section 3855, Financial Instruments –Measurement and Recognition. Fair value is the estimated amount that Just Energy would pay or receive to dispose of these supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swaps, and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, the Fund ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on the Fund’s derivative instruments are recorded on a single line on the consolidated statements of operations. Due to the commodity volatility and size of the Fund, the quarterly swings in mark to market on these positions will increase the volatility in the Fund’s earnings.

The following tables illustrate (gains)/losses related to the Fund’s derivative financial instruments classified as held-for-trading recorded as other assets and other liabilities with their offsetting values recorded in income as the change in fair value of derivative instruments for the three months ended September 30, 2010.

Change in fair value of derivative instruments

	For the three	For the three	For the three	For the three
	months ended	months ended	months ended	months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2010 (US$)	2009	2009 (US$)

Canada
Fixed-for-floating electricity swaps (i)	$4,605	n/a	$(16,995)	n/a
Renewable energy certificates (ii)	3	n/a	(1,585)	n/a
Verified emission-reduction credits (iii)	1,189	n/a	—	n/a
Options (iv)	(1,692)	n/a	168	n/a
Physical gas forward contracts (v)	61,473	n/a	(44,301)	n/a
Transportation forward contracts (vi)	1,433	n/a	4,232	n/a
United States
Fixed-for-floating electricity swaps (vii)	24,172	23,263	(7,571)	(7,000)
Physical electricity forwards (viii)	28,881	27,795	(10,975)	(10,146)
Unforced capacity forward contracts (ix)	209	201	1,449	1,340
Unforced capacity physical contracts (x)	255	246	301	279
Renewable energy certificates (xi)	1,159	1,116	974	900
Verified emission-reduction credits (xii)	331	318	7	7
Options (xiii)	(749)	(721)	962	889
Physical gas forward contracts (xiv)	11,315	10,890	(44,026)	(40,701)
Transportation forward contracts (xv)	365	351	(623)	(576)
Heat rate swaps (xvi)	4,464	4,296	(74)	(68)
Fixed financial swaps (xvii)	33,107	31,862	(2,940)	(2,718)
Foreign exchange forward contracts (xviii)	(524)	n/a	816	n/a
Amortization of deferred unrealized gains on discontinued hedges	(27,784)	n/a	(48,214)	n/a
Amortization of derivative financial instruments related to acquisitions	39,042	n/a	29,880	n/a

Change in fair value of derivative instruments	$181,254		$(138,515)

52    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables illustrate (gains)/losses related to the Fund’s derivative financial instruments classified as held-for-trading and recorded against other assets and other liabilities, with their offsetting values recorded in change in fair value derivative instruments for the six months ended September 30, 2010.

Change in fair value of derivative instruments

	For the six	For the six	For the six	For the six
	months ended	months ended	months ended	months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2010 (US$)	2009	2009 (US$)

Canada
Fixed-for-floating electricity swaps (i)	$(134,236)	n/a	$14,152	n/a
Renewable energy certificates (ii)	146	n/a	(1,839)	n/a
Verified emission-reduction credits (iii)	1,189	n/a	—	n/a
Options (iv)	(855)	n/a	960	n/a
Physical gas forward contracts (v)	(22,155)	n/a	(54,114)	n/a
Transportation forward contracts (vi)	(11,917)	n/a	7,488	n/a

United States
Fixed-for-floating electricity swaps (vii)	(72)	(255)	(11,173)	(10,196)
Physical electricity forwards (viii)	6,199	5,833	(33,155)	(29,834)
Unforced capacity forward contracts (ix)	369	357	(1,191)	(1,004)
Unforced capacity physical contracts (x)	899	872	301	279
Renewable energy certificates (xi)	1,839	1,777	1,386	1,266
Verified emission-reduction credits (xii)	333	321	216	192
Options (xiii)	(929)	(896)	2,265	2,046
Physical gas forward contracts (xiv)	(19,319)	(18,921)	(70,312)	(64,034)
Transportation forward contracts (xv)	208	199	(706)	(649)
Heat rate swaps (xvi)	7,522	7,271	(1,537)	(1,368)
Fixed financial swaps (xvii)	25,741	24,701	(3,339)	(3,073)
Foreign exchange forward contracts (xviii)	(247)	n/a	1,671	n/a
Amortization of deferred unrealized gains of discontinued hedges	(62,357)	n/a	(107,348)	n/a
Amortization of derivative financial instruments related to acquisitions	74,520	n/a	29,880	n/a

Change in fair value of derivative instruments	$(133,122)		$(226,395)

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at

September 30, 2010.

	$000,000,00	$000,000,00	$000,000,00	$000,000,00
	Other	Other	Other	Other
	assets	assets	liabilities	liabilities
	(current)	(long term)	(current)	(long term)

Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$187,526	$135,721
Renewable energy certificates (ii)	301	538	41	142
Verified emission-reduction credits (iii)	—	—	306	875
Options (iv)	1,170	858	—	—
Physical gas forward contracts (v)	—	—	225,119	192,959
Transportation forward contracts (vi)	—	—	3,624	3,958

United States
Fixed-for-floating electricity swaps (vii)	—	—	57,344	46,529
Physical electricity forwards (viii)	—	—	82,969	69,256
Unforced capacity forward contracts (ix)	477	45	588	128
Unforced capacity physical contracts (x)	241	—	1,210	488
Renewable energy certificates (xi)	175	96	1,326	2,423
Verified emission-reduction credits (xii)	—	—	255	697
Options (xiii)	45	3	474	502
Physical gas forward contracts (xiv)	14	—	90,535	64,325
Transportation forward contracts (xv)	—	—	1,469	2,309
Heat rate swaps (xvi)	87	70	2,370	727
Fixed financial swaps (xvii)	—	—	37,318	34,304
Foreign exchange forward contracts (xviii)	524	—	—	—

As at September 30, 2010	$3,034	$1,610	$692,474	$555,343

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at

March 31, 2010.

	$000,000,00	$000,000,00	$000,000,00	$000,000,00
	Other	Other	Other	Other
	assets	assets	liabilities	liabilities
	(current)	(long term)	(current)	(long term)

Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$244,563	$212,920
Renewable energy certificates (ii)	350	621	30	139
Verified emission-reduction credits (iii)	2	7	—	—
Options (iv)	757	416	—	—
Physical gas forward contracts (v)	—	—	237,145	203,088
Transportation forward contracts (vi)	—	—	11,060	8,439

United States
Fixed-for-floating electricity swaps (vii)	—	—	31,291	30,464
Physical electricity forwards (viii)	—	—	38,015	39,035
Unforced capacity forward contracts (ix)	523	102	445	9
Unforced capacity physical contracts (x)	33	146	731	—
Renewable energy certificates (xi)	107	130	918	945
Verified emission-reduction credits (xii)	—	—	167	447
Options (xiii)	—	—	912	915
Physical gas forward contracts (xiv)	—	—	96,938	75,142
Transportation forward contracts (xv)	—	—	1,265	2,262
Heat rate swaps (xvi)	654	3,605	—	—
Fixed financial swaps (xvii)	—	—	21,720	16,767
Foreign exchange forward contracts (xviii)	277	—	—	—

As at March 31, 2010	$2,703	$5,027	$685,200	$590,572

54    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes financial instruments classified as held-for-trading as at September 30, 2010, to which the Fund has committed.

Contract type		Notional volume	Total remaining volume	Maturity date	Fixed price	Fair value favourable/ (unfavourable)	Notional value
Canada
(i)	Fixed-for-floating electricity swaps[1]	0.0001–85 MWh	10,707,887 MWh	October 31, 2010 – January 31, 2017	$28.75–$128.13	($323,247)	$748,741
(ii)	Renewable energy certificates	10–90,000 MWh	1,285,368 MWh	December 31, 2010 – December 31, 2014	$3.00–$26.00	$656	$8,141
(iii)	Verified emission- reduction credits	2,000–100,000 tonnes	605,000 tonnes	December 31, 2010 – December 31, 2014	$6.00–$11.50	($1,181)	$5,836
(iv)	Options	46–40,500 GJ/month	4,555,629 GJ	October 31, 2010 – February 28, 2014	$6.35–$12.40	$2,028	$8,551
(v)	Physical gas forward contracts	5–12,951 GJ/day	132,612,805 GJ	October 31, 2010 – January 31, 2016	$3.16–$10.00	($418,078)	$988,415
(vi)	Transportation forward contracts	50–35,000 GJ/day	63,082,570 GJ	October 31, 2010 – May 31, 2015	$0.01– $1.57	($7,582)	$46,693

United States
(vii)	Fixed-for-floating electricity swaps[1]	0.10–79 MWh	7,023,943 MWh	October 31, 2010 – June 30, 2015	$25.00–$140.72 (US$24.30–$136.75)	($103,873) (US($100,946))	$431,411 (US$419,253)
(viii)	Physical electricity forwards	1–33 MWh	7,441,062 MWh	October 31, 2010 – August 31, 2015	$23.92–$120.39 (US$23.25–$117.00)	($152,225) (US($147,935))	$453,220 (US$440,447)
(ix)	Unforced capacity forward contracts	5–35 MWCap	880 MWCap	October 31, 2010 – November 30, 2012	$3,087–$8,232 (US$3,000–$8,000)	($194) ((US$189))	$4,723 (US$4,590)
(x)	Unforced capacity physical contracts	1–50 MWCap	2,704 MWCap	October 31, 2010 – May 31, 2014	$978–$9,004 (US$950–$8,750)	($1,457) ((US$1,416))	$13,866 (US$13,475)
(xi)	Renewable energy certificates	2,000–160,000 MWh	2,852,724 MWh	December 31, 2010 – December 31, 2015	$1.65–$32.93 (US$1.60–$32.00)	($3,478) (US($3,380))	$17,324 (US$16,836)
(xii)	Verified emission- reduction credits	10,000–50,000 tonnes	615,000 tonnes	December 31, 2010 – December 31, 2014	$6.53– $9.00 (US$6.35–$8.75)	($952) (US$(925))	$4,832 (US$4,696)
(xiii)	Options	5–120,000 mmBTU/month	5,310,945 mmBTU	October 31, 2010 – December 31, 2014	$7.97–$14.20 (US$7.75–$13.80)	($928) (US($902))	$8,369 (US$8,133)
(xiv)	Physical gas forward contracts	5–5,000 mmBTU/day	43,281,431 mmBTU	October 31, 2010 – May 31, 2015	$3.70–$12.22 (US$3.60–$11.88)	($154,846) (US($150,482))	$371,317 (US$360,852)
(xv)	Transportation forward contracts	3–19,735 mmBTU/day	40,348,793 mmBTU	October 31, 2010 – March 31, 2015	$0.0026–$1.0290 (US$0.0025–$1.0000)	($3,778) (US($3,671))	($49,973) (US$48,565)
(xvi)	Heat rate swaps	1–30 MWh	4,193,514 MWh	October 31, 2010 – July 31, 2015	$19.23–$76.86 (US$18.69–$74.69)	($2,940) (US($2,857))	$176,616 (US$171,638)
(xvii)	Fixed financial swaps	50–657,600 mmBTU/month	51,551,493 mmBTU	October 31, 2010 – July 31, 2015	$3.85– $8.85 (US$3.74–$8.60)	($71,622) (US($69,603))	$328,368 (US$319,114)
(xviii)	Foreign exchange forward contract	($768–$ 6,366) (US$742–$6,100)	n/a	October 1, 2010 – July 5, 2011	$1.0350–$1.0657	$524	$41,189 (US$39,342)

[1]

The electricity fixed-for-floating contracts related to the Province of Alberta are predominantly load following and some contracts in Ontario are also load following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and subject to change with customer usage requirements. There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

The estimated amortization of deferred gains and losses reported in AOCI that is expected to be amortized to net income within the next 12 months is a gain of $95,879.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other asset balance recognized in the consolidated financial statements.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, unit distributions payable and long-term debt under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements, which require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs, are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) Commodity (predominately NYMEX), (ii) Basis; and (iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Note on fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the commodity price risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at September 30, 2010.

	Level 1	Level 2	Level 3	Total

Financial assets
Trading assets	$79,001	$—	$—	$79,001
Loans and receivables	369,686	—	—	369,686
Derivative financial assets	—	—	4,644	4,644
Financial liabilities
Derivative financial liabilities	—	(71,622)	(1,176,195)	(1,247,817)
Other financial liabilities	(921,168)	—	—	(921,168)

Total net derivative liabilities	$(472,481)	$(71,622)	$(1,171,551)	$(1,715,654)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the six months ended September 30, 2010.

Sept. 30, 2010

Opening balance, April 1, 2010	$(1,229,555)
Total gain (losses) – net income	(166,889)
Purchases	(129,325)
Sales	(2,072)
Settlements	356,290
Transfer out of Level 3	—

Closing balance, September 30, 2010	$(1,171,551)

56    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at amortized cost.

As at September 30, 2010

	Carrying
	amount	Fair value

Cash and restricted cash	$79,001	$79,001
Accounts receivable	365,984	365,984
Long-term receivable	3,702	3,702
Other assets	4,644	4,644
Bank indebtedness, accounts payable and accrued liabilities, and unit distributions payable	340,933	340,933
Long-term debt	580,235	633,289
Other liabilities	1,247,817	1,247,817

	For the	For the	For the	For the
	three months	three months	six months	six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2009	2010	2009

Interest expense on financial liabilities not held-for-trading	$12,296	$4,946	$21,776	$5,426

The carrying value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities, and unit distributions payable approximates their fair value due to their short-term liquidity.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the JEIF and JEEC convertible debentures, which are fair valued, based on market value.

(c)	Management of risks arising from financial instruments

The risks associated with the Fund’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which the Fund is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S. and its recent acquisition of Hudson, Just Energy expects to have a greater exposure in the future to U.S. fluctuations than in prior years. Just Energy has hedged between 25% to 90% of certain forecasted cross border cash flows that are expected to occur within the next year. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

The Fund may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results.

With respect to translation exposure, as at September 30, 2010, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar, assuming that all the other variables had remained constant, net income for the six months ended September 30, 2010, would have been $3,132 lower/higher and other comprehensive income would have been $5,652 lower/higher.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. The Fund’s exposure to interest rate risk is relatively immaterial and temporary in nature. The Fund does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the three months ended September 30, 2010, of approximately $239.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios; should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand in Canadian dollars and thereby fix margins such that Unitholder distributions can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above-market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Commodity price sensitivity – all derivative financial instruments

As at September 30, 2010, if the energy prices including all natural gas, electricity, verified emission-reduction credits, and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended September 30, 2010, would have increased (decreased) by $197,958 ($197,523), primarily as a result of the change in the fair value of the Fund’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

As at September 30, 2010, if the energy prices including Level 3 derivative financial instruments for natural gas, electricity, verified emission-reduction credits, and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended September 30, 2010, would have increased (decreased) by $173,176 ($172,807), primarily as a result of the change in the fair value of the Fund’s derivative instruments.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, Pennsylvania, California, Maryland, New York and New Jersey, Just Energy has customer credit risk, and therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

As at September 30, 2010, accounts receivable from the above markets with a carrying value of $27,999 (March 31, 2010 –$20,239) were past due but not doubtful. As at September 30, 2010, the aging of the accounts receivable from the above markets was as follows:

Current	$64,744
1–30 days	19,443
31–60 days	5,423
61–90 days	3,133
Over 90 days	18,977

$111,720

58    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended September 30, 2010, changes in the allowance for doubtful accounts were as follows:

Balance, beginning of period	$23,110
Provision for doubtful accounts	12,443
Bad debts written off	(9,079)
Other	(526)

Balance, end of period	$25,948

For the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy, replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEC. The Risk Office and Risk Committee monitors current and potential credit exposure to individual counterparties and also monitors overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at September 30, 2010, the maximum counterparty credit risk exposure amounted to $116,364, representing the risk relating to its derivative financial assets and accounts receivable.

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Fund manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Fund’s financial liabilities as at September 30, 2010.

	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable andaccrued liabilities and unit distribution payable	$340,070	$340,070	$340,070	$—	$—	$—
Bank indebtedness	863	863	863	—	—	—
Long-term debt[1]	580,235	632,389	67,850	114,904	119,635	330,000
Derivative instruments:
Cash outflow	1,247,817	3,666,406	942,984	2,147,261	557,146	19,015

Total	$2,168,985	$4,639,728	$1,351,767	$2,262,165	$676,781	$349,015

[1]	Included in long-term debt is $330,000 and $90,000 relating to convertible debentures which may be settled through the issuance of shares at the option of the holder.

In addition to the amounts noted above, at September 30, 2010, net interest payments over the life of the long-term debt and bank credit facility are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Interest payments	$39,981	$63,156	$48,655	$40,778

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,213 to accommodate for its counterparties’ risk of default.

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 INCOME (LOSS) PER UNIT

	For the	For the	For the	For the
	three months	three months	six months	six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2009	2010	2009

Basic income per unit
Net income (loss) available to Unitholders	$(154,480)	$110,690	$120,829	$213,317

Weighted average number of units outstanding	125,462,358	118,294,042	125,142,006	112,302,933
Weighted average number of Class A preference shares	5,263,728	5,263,728	5,263,728	5,263,728
Weighted average number of Exchangeable Shares	4,176,620	9,267,522	4,258,056	4,659,082

Basic units and shares outstanding	134,902,706	132,825,292	134,663,790	122,225,743

Basic income (loss) per unit	$(1.15)	$0.83	$0.90	$1.75

Diluted income per unit
Net income (loss) available to Unitholders	$(154,480)	$110,690	$120,829	$213,317
Adjusted net income for dilutive impact of convertible debentures	—	—	8,648	—

Adjusted net income	(154,480)	110,690	129,477	213,317

Basic units and shares outstanding	134,902,706	132,825,292	134,663,790	122,225,743
Dilutive effect of:
Unit appreciation rights	2,697,099	1,386,737	2,701,471	1,384,569
Deferred unit grants	90,803	69,199	87,525	65,919
Convertible debentures	21,015,113	—	17,608,920	—

Units outstanding on a diluted basis	158,705,721	134,281,228	155,061,706	123,676,231

Diluted income (loss) per unit	$(1.15)	$0.82	$0.84	$1.72

60    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 REPORTABLE BUSINESS SEGMENTS

Just Energy operates in two reportable geographic segments, Canada and the United States. Reporting by geographic region is in line with Just Energy’s performance measurement parameters. The gas and electricity business segments have operations in both Canada and the United States.

Just Energy evaluates segment performance based on geographic segments and operating segments.

The following tables present Just Energy’s results by geographic segments and operating segments.

For the three months ended September 30, 2010

	Gas and electricity marketing		Ethanol	Home Services

	Canada	United States	Canada	Canada	Consolidated

Sales – gas	$77,729	$56,132	$—	$—	$133,861
Sales – electricity	165,579	322,075	—	—	487,654
Ethanol	—	—	31,191	—	31,191
Home Services	—	—	—	5,172	5,172

Sales	$243,308	$378,207	$31,191	$5,172	$657,878

Gross margin	$30,839	$57,631	$4,573	$3,786	$96,829
Amortization of property, plant and equipment	(1,207)	(316)	(297)	(72)	(1,892)
Amortization of intangible assets	(11,325)	(20,534)	—	(396)	(32,255)
Other operating expenses	(28,333)	(35,294)	(2,920)	(4,182)	(70,729)

Income (loss) before the undernoted	(10,026)	1,487	1,356	(864)	(8,047)
Interest expense	8,771	133	1,902	1,490	12,296
Change in fair value of derivative instruments	70,061	111,193	—	—	181,254
Other income	(501)	(679)	(35)	294	(921)
Non-controlling interest	—	—	334	—	334
Provision (recovery) for income tax	(42,011)	(3,134)	—	(1,385)	(46,530)

Net income (loss)	$(46,346)	$(106,026)	$(845)	$(1,263)	$(154,480)

Additions to property, plant and equipment	$806	$762	$65	$9,152	$10,785

For the three months ended September 30, 2009

	Gas and electricity marketing		Ethanol	Home Services

	Canada	United States	Canada	Canada	Consolidated

Sales – gas	$91,635	$37,724	$—	$—	$129,359
Sales – electricity	174,457	111,920	—	—	286,377
Ethanol	—		16,449	—	16,449
Home Services	—		—	2,474	2,474

Sales	$266,092	$149,644	$16,449	$2,474	$434,659

Gross margin	$38,237	$39,079	$1,866	$2,315	$81,496
Amortization of property, plant and equipment	(1,232)	(53)	(621)	(621)	(2,527)
Amortization of intangible assets	(11,892)	(8,191)	—	(404)	(20,487)
Other operating expenses	(42,283)	(8,236)	(3,819)	(3,283)	(57,621)

Income (loss) before the undernoted	(17,170)	22,599	(2,574)	(1,993)	861
Interest expense	2,689	414	1,843	—	4,946
Change in fair value of derivative instruments	(67,752)	(70,763)	—	—	(138,515)
Other income	(9,191)	8,602	31	—	(558)
Non-controlling interest	—	—	(1,488)	—	(1,488)
Provision for income tax	8,934	17,309	—	(457)	25,786

Net income (loss)	$48,150	$67,037	$(2,960)	$(1,536)	$110,690

Additions to property, plant and equipment	$1,249	$34	$100	$11,094	$12,477

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2010

	Gas and electricity marketing		Ethanol	Home Services

	Canada	United States	Canada	Canada	Consolidated

Sales – gas	$207,575	$129,180	$—	$—	$336,755
Sales – electricity	326,208	546,989	—	—	873,197
Ethanol	—	—	47,997	—	47,997
Home Services	—	—	—	9,613	9,613

Sales	$533,783	$676,169	$47,997	$9,613	$1,267,562

Gross margin	$69,096	$99,685	$1,927	$6,618	$177,326
Amortization of property, plant and equipment	(2,553)	(526)	(593)	(140)	(3,812)
Amortization of intangible assets	(22,661)	(35,971)	—	(795)	(59,427)
Other operating expenses	(58,991)	(64,205)	(5,254)	(8,266)	(136,716)

Income (loss) before the undernoted	(15,109)	(1,017)	(3,920)	(2,583)	(22,629)
Interest expense	15,087	249	3,609	2,831	21,776
Change in fair value of derivative instruments	(164,179)	31,057	—	—	(133,122)
Other income	(3,136)	180	(41)	294	(2,703)
Non-controlling interest	—	—	(2,239)	—	(2,239)
Provision (recovery) for income tax	(27,603)	1,818	—	(1,385)	(27,170)

Net income (loss)	$164,722	$(34,321)	$(5,249)	$(4,323)	$120,829

Additions to property, plant and equipment	$1,257	$1,650	$179	$17,306	$20,392

Total goodwill	$160,535	$62,811	$—	$—	$223,346

Total assets	$753,486	$807,541	$163,915	$109,108	$1,834,050

62    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2009

	Gas and electricity marketing		Ethanol	Home Services

	Canada	United States	Canada	Canada	Consolidated

Sales – gas	$241,333	$88,158	$—	$—	$329,491
Sales – electricity	297,948	187,307	—	—	485,255
Ethanol	—	—	16,449	—	16,449
Home Services	—	—	—	2,474	2,474

Sales	$539,281	$275,465	$16,449	$2,474	$833,669

Gross margin	$80,590	$62,800	$1,866	$2,315	$147,571
Amortization of property, plant and equipment	(2,358)	(121)	(621)	(621)	(3,721)
Amortization of intangible assets	(12,175)	(8,502)	—	(404)	(21,081)
Other operating expenses	(64,328)	(25,759)	(3,819)	(3,283)	(97,189)

Income before the undernoted	1,729	28,418	(2,574)	(1,993)	25,580
Interest expense	3,105	478	1,843	—	5,426
Change in fair value of derivative instruments	(76,027)	(150,368)	—	—	(226,395)
Other income	(9,936)	8,591	31	—	(1,314)
Non-controlling interest	—	—	(1,488)	(55)	(1,543)
Provision for income tax	9,221	27,325	—	(457)	36,089

Net income (loss)	$75,366	$142,392	$(2,960)	$(1,481)	$213,317

Additions to property, plant and equipment	$4,498	$133	$100	$15,152	$19,883

Total goodwill	$135,745	$33,552	$—	$2,697	$171,994

Total assets	$799,323	$368,269	$159,790	$50,679	$1,378,061

JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011     63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

				Long-term
				gas and
				electricity
	Premises and	Grain	Master Services	contracts
	equipment	production	Agreement	with various
	leasing	contracts	with EPCOR	suppliers

2011	$4,664	$26,952	$5,184	$942,984
2012	7,523	19,631	6,912	1,338,287
2013	6,204	1,703	—	808,974
2014	4,662	396	—	411,118
2015	2,915	—	—	146,028
Thereafter	6,649	—	—	19,015

	$32,617	$48,682	$12,096	$3,666,406

Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

NOTE 15 CONTINGENCIES

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of the Fund, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although Commerce did not own generation, the State of California is claiming that Commerce was unjustly enriched by the run-up caused by the alleged market manipulation by other market participants. The proceedings are currently ongoing. On March 18, 2010, the Administrative Law Judge granted the motion to strike for all parties in one of the complaints holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision.

At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable.

NOTE 16 COMPARATIVE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s consolidated financial statements.

64    JUST ENERGY INCOME FUND » SECOND QUARTER REPORT 2011

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